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08001073

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exxaro Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

FILE NO. 82- 05217

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 3/5/08

082-05217

AR/S
12-31-07

RECEIVED
2008 MAR -4 A 8:22
OFFICE OF INTE...

exxaro
POWERING POSSIBILITY



GROUP FINANCIAL RESULTS PRESENTATION

For the 12-month period ended 31 December 2007

exxaro

POWERING POSSIBILITY

EXXARO RESOURCES LIMITED
Reg No 2000/011076/06
Roger Dyason Road, Pretoria West 0183
PO Box 9229, Pretoria 0001, South Africa
Tel +27 12 307 5000
Fax +27 12 307 4760

Disclaimer

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These forward looking statements include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future productions, reserves, cost and market conditions. While management has prepared this information using the best of their experience and judgement, in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

www.exxaro.com



SIPHO NKOSI

CHIEF EXECUTIVE OFFICER

Notes

Overview

- **Safety focus**
  - impact on mining industry
- **Exxaro's performance**
  - successful integration
  - improved production in 2H07
  - revenue exceeds R10 billion
  - headline earnings 425cps
  - total dividend 160cps
- **Mining rights**
  - conversion status
  - new applications
  - Namakwa Sands, Mafube and Igoda acquisitions
- **Skills shortage**

Notes



MIKE KILBRIDE

CHIEF OPERATING OFFICER

3

Notes

SAFETY

- Overall improvement in safety performance
- Regrettably four mine-related and one public road fatality
- Some notable achievements in 2007
  - improvement in LTIFR to 0.36
  - five business units were LTI free
  - focused drive for improvement


Fatalities
0
1
1
2
4
2
4
1
2004
2005
2006
2007


LTIFR
1.11
1.10
0.51
0.50
0.48
0.42
0.33
0.36
2004
2005
2006
2007

Visible Felt Leadership is key to our SHE performance

Notes

HEALTH AND ENVIRONMENT

Health

- Noise and dust programmes review
- Reduction in number of confirmed occupational diseases
- HIV/Aids programme:
  - encourage participation in VCT
  - facilitation to enrol in ART
  - strong peer educator programme drive

Environment

- Ongoing rehabilitation focus
- Clean energy strategy approved to mitigate climate change
- International certification target -100% by end 2008 (ISO & OHSAS)

HIV/Aids programme


14%
HIV +
49% on ART

VCT participation (30%)

Notes

COAL MARKETS

- Very strong domestic and international demand with tight supply
- Steam (thermal) coal prices > $100 and remain at record high levels
- Coking coal prices recovered from 2Q06

Steam coal and coke prices (US$/t)


110
90
70
50
30
10
650
550
450
350
250
150
50
2004
2005
2006
2007
RBCT steam coal FOB
Chinese market coke exports

Sources: SA Coal Report, CRU

Notes

COAL OPERATIONS

- Improved 2H07 resulting in 41.3Mt
- Power station coal (Eskom):
  - sales 34.2Mt
  - Matla and Arnot experienced difficult mining conditions
  - increased sales from Grootegeluk
  - NBC turnaround
- Coking coal production:
  - record due to GG6 ramp-up and Tshikondeni performance
- Export steam coal:
  - NCC underground closure
  - fast tracked Inyanda mine
  - failure of Leeuwpan reclaimer

Production volumes (Mt)



25
20
15
10
5
0
1H05 2H05 1H06 2H06 1H07 2H07
Steam coal (export and domestic)
Coking coal
Power station coal

Notes

MINERAL SANDS MARKETS

- Strong demand for pigment from Asia-Pacific and China
- Demand for zircon remains strong, additional supply resulted in downward price pressure
- Modest recovery in chloride process slag (CP slag) prices
- Buoyant low manganese pig iron prices
- Strength of AUD impacts on results

Zircon, pigment and CP slag prices (US$/t – FOB)



900
800
700
600
500
400
300
2 500
2 000
1 500
1 000
500
0
2004
2005
2006
2007*
Zircon
Pigment
CP Slag

Source: TZMI

Tight market conditions impacting the business

Notes

MINERAL SANDS OPERATIONS

Australia Sands

- Improved production:
  - good synthetic rutile (SR) plant performance
  - processed ilmenite stockpile
- Maintained record pigment production
- Zircon and rutile impacted by lower in-situ grades

KZN Sands

- Improved furnace performance:
  - record CP slag
  - improved pig iron production
- Zircon and rutile impacted by lower in-situ grades



Attributable production (kt)
54
134
86
98
54
150
70
100
2006
2007
Pigment
CP slag
Zircon
SR

Mining rights and grades impact on production

Notes

KZN SANDS FURNACE RAMP-UP

- Current furnace output at 85% of cold-design capacity of 220ktpa
- Focus to achieve 250ktpa:
  - stable operating conditions
  - commission pre-heater
  - extend centre piece life
- Furnace reline schedule:
  - 4 yearly, 4 month outage
  - Furnace 2 in 2008
  - Furnace 1 in 2010
- Reviewing furnace technology



Furnace production (kt)
120
100
80
60
40
20
0
2005
2006
2007
Actual
Cold design

Improved furnace stability

10

Notes

ZINC MARKETS

- Sharp decline in USD price in the last quarter
- Local demand weaker due to downtime at continuous galvanising plants
- Strong international growth in refined zinc supply
- Treatment charges improved due to global oversupply of concentrate

Zinc metal price



US$/t
'000 R/t
Average 07
$3 250
Average 06
$3 274
4 700
3 700
2 700
1 700
700
30
25
20
15
10
5
2004
2005
2006
2007

Source: I-Net

Notes

BASE METALS OPERATIONS

Zinc concentrate (kt)

- Decline in production at Rosh Pinah due to floods, industrial action and plant performance

Zinc metal (kt)

- Good improvement at Zincor due to better concentrate quality and stable plant performance
- Zincor Roaster No.4 rebuilt during 2H07
- Ramp-up of Chifeng Phase 3 capacity expansion



Concentrate production (kt)
27
25
21
22
124
126
104
95
2004
2005
2006
2007
Zinc
Lead



Zinc metal production (kt)
12
15
16
23
104
102
90
101
2004
2005
2006
2007
Zincor
Chifeng

Notes

INDUSTRIAL MINERALS OPERATIONS

Ferrosilicon

- Sustained production performance
- High off-take from iron ore mines

Ferrosilicon production (t)



5 653
6 065
5 648
6 137
2004
2005
2006
2007

Dolomite production

- Output negatively influenced by lower demand for metallurgical dolomite and plant breakdowns

Dolomite production (Mt)



1. 43
1.38
1.39
1.35
2004
2005
2006
2007

Notes

DIRK VAN STADEN

CHIEF FINANCIAL OFFICER

Notes

KEY FINANCIALS

Revenue	R10 157
Net operating profit (EBIT)	R1 444
Headline earnings	R1 448
Headline earnings (cps)	425
Total dividend (cps)	160
– Interim	60
– Final	100

Headline earnings (cps)



144
141
246
179
1H06
2H06
1H07
2H07

Dividend cover 2.5 times

15

Notes

COMPARABLE REVENUE

(R million)	FY07	FY06[1]	% Change
Coal	5 087	4 433	15
- Tied operations	1 768	1 625	9
- Commercial operations	3 319	2 808	18
Mineral Sands	2 172	1 859	17
- KZN Sands	984	817	20
- Australia Sands	1 188	1 042	14
Base Metals	2 732	2 379	15
- Rosh Pinah	941	888	6
- Zincor	2 558	2 234	15
- Inter group elimination	(767)	(743)	
Industrial Minerals	159	122	30
Other	7	21	
Total	10 157	8 814	15
Realised ZAR/USD rate	7.26	6.76	
Realised USD/AUD rate	0.83	0.75	

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes

Comparable revenue up 15%

16

Notes

COMPARABLE EBIT AND MARGINS (%)

(R million)	**FY07**	(%)	FY06(1)	(%)	% change in EBIT
Coal	**885**	17	620	14	43
- Tied operations	**88**	5	105	6	(16)
- Commercial operations	**797**	24	515	18	55
Mineral Sands	**(97)**	(4)	86	5	
- KZN Sands(2)	**(157)**	(16)	(114)	(14)	(38)
- Australia Sands	**60**	5	200	19	(70)
Base Metals	**688**	25	609	26	13
- Rosh Pinah	**457**	49	404	45	13
- Zincor	**298**	12	238	11	25
- Consolidation entries	**(67)**		(33)		
Industrial Minerals	**(3)**	(2)	(1)	(1)	
Other(3)	**(29)**		(53)		45
EBIT	**1 444**	14	1 261	14	15
Non-cash costs	**798**		620		29
EBITDA	**2 242**	22	1 881	21	19

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes

(2) Excludes the R784 million pre-tax impairment of the carrying value of assets in FY06

(3) Excludes all non-recurring entries associated with the empowerment transformation transaction in FY06

EBITDA margin of 22%

17

Notes

COMPARABLE EBIT FY06 vs FY07



Rm
1 261
928
(8)
(25)
(504)
(133)
(75)
1 444
December 2006
Price
Volume
Exchange
Cost
Stock revaluation
Other
December 2007

Notes

COMPARABLE EARNINGS

(R million)	**FY07**	FY06[1]	% Change
EBIT	1 444	1 261	15
Net financing costs	(215)	(315)	(32)
Income from investments	2		
Post-tax equity income[2]	728	638	14
Taxation	(512)	(595)	(14)
Profit after taxation	1 447	989	46
Minority Interest	(20)	(27)	(26)
Attributable earnings	1 427	962	48
Attributable earnings per share (cents)	418	307	36
Headline earnings	1 448	893	62
HEPS (cents)	425	285	49
Weighted average number of share in issue (million)	341	313	
Effective tax rate(%)[3]	26	38	

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes
(2) Sishen Iron Ore (SIOC) equity accounted for 12 months in FY06, for comparative purposes
(3) Including post-tax equity accounted income

HEPS up 49%

Notes

COMPARABLE CASH FLOW

(R million)	**FY07**	FY06
Cash retained from operations	**2 308**	1 980
Net financing costs	**(116)**	(263)
Taxation	**(462)**	(501)
Dividends	**(223)**	(2 219)
Cash available	**1 507**	(1 003)
Fixed assets	**(1 296)**	(923)
Investments acquired	**(257)**	(211)
Dividend income from equity investments	**379**	
Proceeds from sale of non-core assets & investments	**50**	239
Other	**5**	165
Net cash inflow/(outflow)	**388**	(1 733)

Notes

CAPITAL STRUCTURE

Ratios:	FY07	FY06
Net financing cost cover (times) - EBITDA	9	6
Return on equity - attributable income (%)	15	11
Return on capital employed (%)	24	21

Debt structure: ***R million***	**Drawn**	**Undrawn**	**Repayment profile**	
Long term	1 333	2 858	74	2008
- Corporate	923	2 450	100	2009
- Australia Sands	410	408	44	2010
Short term	-		43	2011
Total debt	1 333		1 072	After 2011
Cash and cash equivalents	(850)		1 333	
Net debt	483			

Debt equity ratio 5% before committed acquisitions

Notes

PROJECT DEVELOPMENTS

- Inyanda plant to be commissioned in 1H08
- Mafube ramp-up over seven months
- Sintel char to be commissioned in 1H08
- Additional coal tonnages from Blesbok, Eerstelingsfontein and NCC projects: await regulatory approvals
- Fairbreeze construction targeted for 4Q08
- Feasibility studies:
  - Medupi Phase 2
  - Market coke
- Investment decision on Kwinana pigment expansion planned for 1H08
- Completion of Rosh Pinah partial divestment in 1H08

Notes

OUTLOOK

- Impact of power supply constraints
- Skills shortage a challenge
- Strong local and export demand at higher coal prices
- Increased coal volumes from new projects
- Mineral Sands results influenced by lower grades, furnace reline and strong AUD
- Softer zinc prices
- A weaker rand will benefit earnings

Improved results expected for 2008

Notes

ADDITIONAL SLIDES

24

Notes

COMPARABLE NET FINANCING COST

(R million)	**FY07**	FY06 (1)	% Change
Interest expense and loan costs	153	241	(36)
Finance leases	59	39	51
Interest income	(96)	(12)	
Net interest expense	116	268	(57)
Interest adjustment on non-current provisions	99	47	111
Net financing cost as per income statement	215	315	(32)

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes

Notes

COMPARABLE HEADLINE EARNINGS

(R million)	FY07	FY06[1]
Attributable earnings	[redacted]	962
Adjustments:	[redacted]	
- Excess of acquirer's interest in net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost	[redacted]	(36)
- Impairment of property peant and Equipment (PPE)	[redacted]	
- Gains or losses on disposal of PPE	[redacted]	(3)
- Share of associate's gains or losses on disposal of PPE	[redacted]	(1)
- Share of associate's recycling of re-measurements from equity to the income statement	[redacted]	
- Gains or losses on the disposal of associates or joint ventures	[redacted]	(39)
- Reversal of impairment of investment	[redacted]	
- Taxation effect of adjustments	[redacted]	10
Headline earnings	[redacted]	893
Headline earnings per share (cents)	[redacted]	285
Weighted average number of shares in issue (million)	[redacted]	313

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes

Notes

COMPARABLE DEPRECIATION AND AMORTISATION PER SEGMENT

(R million)	**FY07**	FY06 (1)
Coal	384	318
Mineral Sands	296	267
Base Metals	66	60
Industrial Minerals	6	6
Corporate	11	11
Total	763	662

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes

Notes

COMPARABLE CAPITAL EXPENDITURE

(R million)	FY08 (2)(3)	FY07	FY06 (1)
Sustaining and environmental	**1 168**	569	640
Expansion			
- Coal	**1 179**	679	235
- Mineral Sands	**63**	16	29
- Base Metals	**40**	25	8
- Industrial Minerals and other	**20**	7	11
Total capex	**2 470**	1 296	923

(1) Pro forma including Eyesizwe for 12 months, for comparative purposes
(2) Estimates
(3) FY08 excludes Namakwa Sands

Notes

DIVIDEND – CASH FLOWS

(R million)	**Total Dividend 2007**	Final Dividend 31 Dec 2007	Interim Dividend 30 Jun 2007
Dividend declared (cps)	**160**	100	60
Dividend declared (Rm)	**564**	353	211
STC			
Gross dividend declared	**564**	353	211
BEE Holdco	**297**	185	112
Anglo	**58**	37	21
Public	**192**	120	72
Exxaro empowerment scheme (MPower)	**17**	11	6

Notes

COMPARABLE EBIT 1H07 vs 2H07



Rm
891
204
182
(67)
(524)
(133)
553
1H07
Price
Volume
Exchange
Cost
Stock revaluation
2H07

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	FY07	FY06	FY05	FY04
COKING COAL				
Production	**2 962**	2 496	2 273	2 409
- Grootegeluk	**2 499**	2 132	1 859	1 972
- Tshikondeni	**463**	364	414	437
Sales	**2 997**	2 554	2 277	2 425
- ArcelorMittal	**2 307**	1 817	1 590	1 775
- Export	**592**	660	628	602
- Other	**98**	77	59	48

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	FY07	FY06	FY05	FY04
POWER STATION COAL				
Production	**34 246**	34 599	34 164	38 394
- Grootegeluk	**14 540**	14 268	14 060	14 017
- Leeuwpan	**956**	921	513	366
- Matla	**13 030**	13 613	12 470	15 584
- Arnot	**3 702**	3 985	4 976	6,020
- NCC	**156**	311	361	822
- NBC	**1 892**	1 481	1 784	1 585

32

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
POWER STATION COAL				
Sales	[illegible]	34 665	34 508	37 698
- Grootegeluk	[illegible]	14 416	14 163	13 926
- Leeuwpan	[illegible]	915	540	430
- Matla	[illegible]	13 613	12 427	15 530
- Arnot	[illegible]	3 985	4 976	6 020
- NCC	[illegible]	255	618	207
- NBC	[illegible]	1 481	1 784	1 585

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
STEAM COAL				
Production	[illegible]	4 665	5 523	4 903
- Grootegeluk	[illegible]	1 585	1 551	1 403
- Leeuwpan	[illegible]	1 504	1 442	1 249
- NCC	[illegible]	1 107	996	1 186
- NBC	[illegible]	469	1 534	1 065
Sales	[illegible]	4 772	5 794	5 012
- Domestic	[illegible]	2 998	4 251	3 597
- Export	[illegible]	1 774	1 543	1 415

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
ZINC CONCENTRATE (ROSH PINAH)	[redacted]			
- Production	[redacted]	104	126	124
- Sales: inter company	[redacted]	108	119	119
LEAD CONCENTRATE (ROSH PINAH)	[redacted]			
- Production	[redacted]	21	25	27
- Sales: export	[redacted]	32	35	12
ZINC METAL (ZINCOR)	[redacted]			
- Production	[redacted]	90	102	104
- Sales	[redacted]	99	104	119

35

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
ZINC METAL (CHIFENG) [(1)]				
- Production	[illegible]	16	15	12
- Sales	23	16	15	12

(1) Exxaro's effective interest in Chifeng

36

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
MINERAL SANDS				
KZN SANDS				
Production				
- Ilmenite	[illegible]	319	356	262
- Zircon	[illegible]	50	47	49
- Rutile	[illegible]	25	23	20
- Pig iron (LMPI)	91	75	89	63
- Scrap iron	20	10	8	5
- Chloride slag	[illegible]	134	134	96
- Sulphate slag	26	36	30	40

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
MINERAL SANDS				
KZN SANDS				
Sales				
- Ilmenite (external sales)	[illegible]	50	60	27
- Zircon	[illegible]	48	47	48
- Rutile	[illegible]	31	18	17
- Pig iron (LMPI)	[illegible]	60	79	58
- Scrap iron	8	9	11	8
- Chloride slag	[illegible]	104	150	84
- Sulphate slag	[illegible]	30	41	24

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	FY07	FY06	FY05	FY04
MINERAL SANDS	[redacted]			
AUSTRALIA SANDS[1]				
Production				
- Ilmenite		227	220	236
- Zircon		36	35	38
- Rutile		18	16	18
- Synthetic rutile		98	111	112
- Leucoxene		14	12	11
- Pigment		54	53	53

(1) Exxaro's effective 50% interest in Tiwest joint venture with Tronox Inc.

Notes

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**FY07**	FY06	FY05	FY04
MINERAL SANDS				
AUSTRALIA SANDS[1]				
Sales				
- Ilmenite	20	30	13	30
- Zircon	29	32	36	38
- Rutile	16	18	18	21
- Synthetic rutile	57	27	59	50
- Leucoxene	17	10	14	17

(1) Exxaro's effective 50% interest in Tiwest joint venture with Tronox Inc.

Notes

PROJECT DETAILS

Ownership (100% unless indicated otherwise)	Board approval	Scope	Estimated Capex	Status	Estimated start-up
Mafube Coal JV (50%)	Nov 2006	5Mtpa	R1.96bn	Construction	1Q08
Inyanda	Nov 2006	1.5Mtpa	R269m	Construction	2Q08
Blesbok expansion		2.4Mtpa	-	In progress	2008
Eerstelingsfontein		1.1Mtpa	R10m	Feasibility study	2008
Char project - Grootegeluk	Aug 2005	160ktpa	R340m	Construction	2Q08
Diepspruit	Nov 2007	1.3Mtpa	R136m	Feasibility study	3Q08
Belfast		1.8Mtpa	R350m	Pre-feasibility	3Q09
Market coke		380ktpa	R1.9bn	Feasibility study	2011
Medupi Phase 1	May 2006	8.5Mtpa	TBD	Awarded	2011
Medupi Phase 2		6.1Mtpa	TBD	Feasibility study	2013
Moranbah South (Australia)		3.5Mtpa	TBD	Pre-feasibility	2012
Kwinana (100% - 50% attributable)		40ktpa	US$90m	Feasibility study	3Q09
Fairbreeze - Sands	May 2006	300ktpa	R734m	Planned 4Q08	3Q10
Toliara Sands (Madagascar)		560ktpa	TBD	Pre-feasibility	2014
Dongara (Australia 100%)		200ktpa	TBD	Pre-feasibility	2011
Port Durnford (51%)		TBD	TBD	Pre-feasibility	1Q12
AlloyStream - Furnace 1		20ktpa	TBD	Feasibility study	2010

■ Coal ■ Mineral Sands ■ Base Metals and Industrial Minerals

Project details subject to study completion

Notes

Notes

exxaro

POWERING POSSIBILITY

AUDITED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION

For the 12-month period ended
31 December 2007



exxaro

POWERING POSSIBILITY

EXXARO RESOURCES LIMITED

JSE share code: EXX **ADR code:** EXXAY

Registration number: 2000/011076/06 **ISIN code:** ZAE000084992

highlights

- Revenue exceeds R10 billion
- Net operating profit up 15% to R1,4 billion
- Total dividend of 160 cents per share
- Final dividend of 100 cents per share
- Headline earnings 425 cents per share
- Exciting coal project developments

CONDENSED GROUP INCOME STATEMENT

Year ended 31 December	2007 Audited Rm	2006 Audited Rm
CONTINUING OPERATIONS		
Revenue	**10 157**	7 263
Operating expenses	**(8 696)**	(6 022)
Fair value adjustment on unbundling of subsidiary		17 963
BEE credential expense and unbundling costs		(821)
Impairment of property, plant and equipment	**(17)**	(784)
Net operating profit	**1 444**	17 599
Net financing costs (note 4)	**(215)**	(307)
Income from investments	**2**	
Share of income from equity accounted investments	**728**	159
Profit before taxation	**1 959**	17 451
Taxation	**(512)**	(578)
Profit for the year from continuing operations	**1 447**	16 873
Profit for the year from discontinued operations (note 6)		2 323
Profit for the year	**1 447**	19 196
Attributable to:		
Equity holders of the parent	**1 427**	19 169
Minority interest	**20**	27
Net profit	**1 447**	19 196
Ordinary shares (million)		
- in issue	**353**	351
- weighted average number of shares	**341**	313
- diluted weighted average number of shares	**355**	318
Attributable earnings per share (cents)		
- basic	**418**	6 124
- diluted	**402**	6 028
Attributable earnings per share from continuing operations (cents)		
- basic	**418**	5 382
- diluted	**402**	5 297
Attributable earnings per share from discontinued operations (cents)		
- basic		742
- diluted		731
Dividend paid per share (cents) in respect of the previous financial year		160
Dividend paid per share (cents) in respect of the interim period	**60**	180
Special dividend paid per share (cents) on unbundling		185
Final dividend declared per share (cents) in respect of this financial year	**100**	

CONDENSED GROUP BALANCE SHEET

Year ended 31 December	2007 Audited Rm	2006 Audited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**8 235**	7 583
Biological assets	**30**	26
Intangible assets	**76**	69
Investments in associates and joint ventures (note 7)		
- unlisted	**757**	384
Deferred taxation	**732**	748
Other financial assets (note 7)	**1 031**	693
	10 861	9 503
Current assets		
Inventories	**1 531**	1 391
Trade and other receivables	**1 931**	1 663
Cash and cash equivalents	**850**	906
	4 312	3 960
Non-current assets classified as held for sale	**2**	2
Total assets	**15 175**	13 465
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' equity	**9 804**	8 142
Minority interest	**19**	27
Total shareholders' equity	**9 823**	8 169
Non-current liabilities		
Interest-bearing borrowings	**1 259**	1 214
Non-current provisions	**1 329**	931
Deferred taxation	**1 077**	1 116
	3 665	3 261
Current liabilities		
Trade and other payables	**1 449**	1 321
Interest-bearing borrowings	**74**	613
Taxation	**137**	67
Current provisions	**27**	30
Shareholders for dividends		4
	1 687	2 035
Total equity and liabilities	**15 175**	13 465
Net debt (note 10)	**483**	921
Net asset value per share (cents)	**2 778**	2 320
Capital expenditure		
- incurred	**1 296**	2 010
- contracted	**450**	842
- authorised but not contracted	**1 278**	732
Capital expenditure contracted relating to captive mines, Tshikondeni, Arnot and Matla, which will be financed by ArcelorMittal SA Limited and Eskom respectively	**72**	8
Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo Operations Limited, subject to price adjustments	**2 353**	2 353
Contingent liabilities	**201**	100
Operating lease commitments	**127**	124
Operating sublease rentals receivable	**1**	10

CONDENSED GROUP CASH FLOW STATEMENT

Year ended 31 December	**2007 Audited Rm**	2006 Audited Rm
Cash retained from operations	**2 308**	5 068
- net financing costs	**(116)**	(278)
- taxation paid	**(462)**	(1 927)
- dividends paid (note 8)	**(223)**	(3 396)
Cash used in investing activities		
- capital expenditure	**(1 296)**	(2 010)
- proceeds from disposal of property, plant and equipment	**50**	170
- proceeds from disposal of investment		26
- income from equity accounted and other investments	**379**	
- acquisition of subsidiary (note 9)	**(8)**	(1 545)
- investments acquired	**(249)**	
- other	**5**	1
Net cash inflow/(outflow)	**388**	(3 891)
- cash flows from issue of shares	**114**	2 199
- borrowings (repaid)/raised	**(567)**	1 518
Net (decrease) in cash and cash equivalents	**(65)**	(174)
Special purpose entities consolidated	**9**	
Less cash and cash equivalents of unbundled subsidiaries		(403)
Cash and cash equivalents at beginning of year	**906**	1 483
Cash and cash equivalents at end of year	**850**	906
Calculation of movement in net debt		
Net cash inflow/(outflow)	**388**	(3 891)
- shares issued	**114**	2 199
- share-based payments		(54)
- increase in net debt on acquisition of subsidiary	**(25)**	(120)
- special purpose entities consolidated	**9**	
- non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	**59**	16
- non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	**(107)**	(195)
- net debt of unbundled subsidiaries		2 762
Decrease in net debt	**438**	717

RECONCILIATION OF HEADLINE EARNINGS

Year ended 31 December 2007	Gross Rm	Tax Rm	Net Rm
Net profit attributable to equity holders of the parent	**1 427**		**1 427**
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	**23**		**23**
- IAS 16: Gains or losses on disposal of property, plant and equipment	**17**	**(5)**	**12**
- IAS 28: Share of associate's IAS 16 - Gains or losses on disposal of property, plant and equipment	**(3)**	**1**	**(2)**
- IAS 28: Share of associate's IAS 39 - Recycling of re- measurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges	**(7)**	**1**	**(6)**
- IAS 36: Impairment reversal of investment	**(6)**		**(6)**
Headline earnings	**1 451**	**(3)**	**1 448**
Year ended 31 December 2006			
Net profit attributable to equity holders of the parent	19 169		19 169
Adjusted for:			
- IFRS 3: Excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost	(36)		(36)
- IFRS 5: Gains or losses on the measurement to fair value less cost to sell on disposal of assets or disposal groups	(17 963)		(17 963)
- IAS 16: Impairment of property, plant and equipment	784	(227)	557
- IAS 16: Gains or losses on disposal of property, plant and equipment	3	1	4
- IAS 27: Gains on the disposal of a subsidiary	(1)		(1)
- IAS 28: Gains or losses on the disposal of associates or joint ventures	(38)	7	(31)
- IAS 28: Share of associate's IAS 16 - Gains or losses on disposal of property, plant and equipment	(1)		(1)
Headline earnings	1 917	(219)	1 698
Headline earnings from discontinued operations			2 328
Headline (loss) from continuing operations			(630)

Year ended 31 December	2007 Rm	2006 Rm
Headline earnings per share (cents)		
- basic	**425**	542
- diluted	**408**	534
Headline earnings/(loss) per share from continuing operations (cents)		
- basic	**425**	(201)
- diluted	**408**	(198)
Headline earnings per share from discontinued operations (cents)		
- basic		744
- diluted		732

GROUP STATEMENT OF CHANGES IN EQUITY

	Share capital Rm	Share premium Rm
OPENING BALANCE AT 31 DECEMBER 2005	3	2 937
Net gains/(losses) not recognised in income statement		
Currency translation differences		
Share of reserve movements of associates		
Share-based payments movement		
Financial instruments' fair value movements recognised in equity		
- recognised in current year profit or loss		
- recognised in equity		
Deferred taxation		
Net profit		
Dividends paid		
Share repurchase		
Dividend in specie - fair value		
Dividend in specie - fair value adjustment		
Dividend in specie - net asset value		
Issue of share capital	1	2 198
- Management Share Option Scheme Trust[1]		248
- empowerment transformation transaction	1	1 950
- issue of share capital to share trusts		173
- treasury shares		(173)
BALANCE AT 31 DECEMBER 2006	4	5 135
Net gains/losses not recognised in income statement		
Currency translation differences		
Share of reserve movements of associates		
Share-based payments movement		
Financial instruments' fair value movements recognised in equity		
- recognised in equity		
- fair value adjustment		
Deferred taxation		
Net profit		
Dividends paid		
Issue of share capital[1]		23
Share placement[2]		91
- issue		640
- repurchase		(460)
- expenses		(89)
Transfer to retained income		
Minority share-buy out		
Special purpose entities now consolidated		
Prior year dividend in specie reclassification		(3 186)
BALANCE AT 31 DECEMBER 2007	4	2 063

(1) Issued to the Management Share Option Scheme Trust due to options exercised.

(2) Repurchase of 10 million shares from Anglo South Africa (Pty) Limited on 13 April 2007 at R45,99 per share and the subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share repurchase of R57,5 million is included in net profit.

(3) Dividends declared after the year-end comprise of a final dividend of 100 cents per share. The STC payable on dividends will be nil after taking into account STC credits

Non-distributable reserves: Foreign currency translation Rm	Financial instruments' revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total shareholders interest Rm
(29)	(5)	88		4 325	7 319	9	7 328
433	31	714			1 178		1 178
438	1				439		439
6	(1)	3			8		8
		711			711		711
	8				8		8
	33				33		33
(11)	(10)				(21)		(21)
				19 169	19 169	27	19 196
				(1 628)	(1 628)	(9)	(1 637)
				(1 763)	(1 763)		(1 763)
(25)	(2)			(18 305)	(18 332)		(18 332)
				(17 966)	(17 966)		(17 966)
(25)	(2)			(339)	(366)		(366)
					2 199		2 199
					248		248
					1 951		1 951
					173		173
					(173)		(173)
379	24	802		1 798	8 142	27	8 169
148	(17)	182		9	322	(4)	318
179	(3)				176		176
(13)	1	49		9	46		46
		133			133		133
	(36)				(36)	(4)	(40)
	1				1		1
(18)	20				2		2
				1 427	1 427	20	1 447
				(208)	(208)	(11)	(219)
					23		23
					91		91
					640		640
					(460)		(460)
					(89)		(89)
		(16)		16			
						(13)	(13)
				7	7		7
				3 186			
527	7	968		6 235	9 804	19	9 823

NOTES TO THE GROUP FINANCIAL RESULTS

1. Basis of preparation

This condensed report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act. The financial statements from which these group financial results have been derived are prepared on the historical basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006, except for the adoption of IFRS 7 Disclosure of Financial Instruments during the year. This is a disclosure standard which has no impact on the measurement or recognition of financial instruments and accordingly the adoption thereof has had no effect on the profit or equity for the period.

Year ended 31 December	**2007 Audited Rm**	2006 Audited Rm
2. Profit before taxation from continuing and discontinued operations is arrived at after		
Depreciation and amortisation of intangible assets	**(763)**	(813)
Financing costs	**(311)**	(451)
Interest received	**96**	115
Net realised foreign currency exchange (losses)/gains	**(42)**	199
Net unrealised foreign currency exchange (losses)/gains	**(32)**	(97)
Derivative instruments held for trading	**61**	(226)
Impairment charges (note 3)	**(17)**	(784)
Excess of minority interest over cost of acquisition		36
Net profit on disposal of investments		39
Fair value adjustment on unbundling of subsidiary		17 963
Net deficit on disposal of property, plant and equipment	**(17)**	(3)
Share-based payment: BEE credential expense		(580)
Cost of empowerment transaction, unbundling, integration and branding		(241)
3. Impairment charges and reversals		
Impairment of property, plant and equipment[1]	**(23)**	(784)
Reversal of impairment of other investments	**6**	
	(17)	(784)
Taxation effect		(227)
	(17)	(557)
(1) 2006: Impaired to value in use based on an 8,53% discount rate.		
4. Net financing cost		
Interest expense and loan costs	**153**	354
Finance leases	**59**	39
Interest income	**(96)**	(115)
Net interest expense	**116**	278
Interest adjustment on non-current provisions	**99**	58
	215	336
Less discontinued operations (note 6)		(29)
Net financing cost as per income statement	**215**	307

Year ended 31 December	**2007 Audited Rm**	2006 Audited Rm
5. Tax rate reconciliation	**%**	%
Taxation as a percentage of profit before taxation	**26,1**	6,5
Taxation effect of:		
- assessed losses (not provided for)	**(0,2)**	
- capital profits	**0,5**	0,1
- fair value adjustment on unbundling of subsidiary		25,4
- disallowable expenditure	**(2,1)**	(1,5)
- environmental rehabilitation asset		
- exempt income	**0,3**	0,4
- special tax allowances	**0,2**	
- share of associates' and joint ventures' differences	**10,8**	0,1
- tax rate differences	**(2,1)**	(0,2)
- temporary differences not provided for		(0,2)
- Secondary Tax on Companies (STC)	**(2,9)**	(2,0)
- withholding tax	**(0,5)**	
- Controlled Foreign Company (CFC) profits	**(0,3)**	
- foreign exchange differences	**(0,1)**	(0,1)
- prior year adjustment	**(0,7)**	0,5
	29,0	29,0
6. Discontinued operations		
Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.		
Revenue		6 483
Operating expenses		(3 385)
Net operating profit		3 098
Net financing costs		(29)
Profit before taxation		3 069
Taxation		(746)
Profit for the period from discontinued operations		2 323
Cash flow attributable to operating activities		982
Cash flow attributable to investing activities		(1 079)
Cash flow attributable to financing activities		93
Cash flow attributable to discontinued operations		(4)
7. Investments		
Unlisted investments in associates		
- directors' valuation	**9 110**	4 812
Listed investments included in other financial assets		
- market value		92
Unlisted investments included in other financial assets		
- directors' valuation	**328**	93

Year ended 31 December	2007 Audited Rm	2006 Audited Rm
8. Dividends paid		
Cash dividends	**211**	1 628
Share repurchase		1 763
Paid to minorities	**12**	5
	223	3 396

9. Business combination

On 27 February 2007, the group acquired 100% of the issued share capital of Rosh Pinah Mine Holdings (Pty) Limited which is included in the base metals segment results. The acquired business contributed neither revenue nor operating profits to the group for the period from 27 February 2007 to 31 December 2007. This transaction increased the Exxaro effective shareholding in Rosh Pinah Zinc Corporation (Pty) Limited from 89,5% to 93,9%.

	2007 Audited Rm	2006 Audited Rm
Details of assets acquired are as follows:		
- cash paid on acquisition	**(8)**	
- fair value of assets acquired	**8**	
Goodwill		
Fair value of assets acquired		
- property, plant and equipment	**18**	
- investments	**15**	
- interest-bearing borrowings	**(25)**	
Fair value of net assets	**8**	
Total purchase consideration	**(8)**	
Cash outflow on acquisition of subsidiary	**(8)**	

10. Net debt

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

11. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

12. Subsequent events

The directors are not aware of any matter or circumstance arising after the balance sheet date up to the date of this report, not otherwise dealt with in this report.

13. JSE Limited requirements

The announcement has been prepared in accordance with the listing requirements of the JSE Limited.

14. Corporate governance

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

15. Audit opinion

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the year ended 31 December 2007. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised financial results have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

COMMENTS

REPORTED RESULTS NOT COMPARABLE

The group's audited financial results and actual physical information for the 12-month periods ended 31 December 2007 and 2006 respectively are not comparable as a result of the empowerment transaction that resulted in the creation of Exxaro Resources Limited ("Exxaro") in November 2006.

The audited financial results for the 12-month period ended 31 December 2006 include Sishen Iron Ore Company ("SIOC") fully consolidated for 10 months to October 2006 with Eyesizwe Coal (Pty) Limited ("Eyesizwe") only consolidated for two months to December 2006 and an effective 20% holding in SIOC equity accounted for the same two-month period. The 2007 financial year, however, has Eyesizwe fully consolidated and the effective 20% interest in SIOC equity accounted, for the entire 12-month period.

COMPARABLE SUPPLEMENTARY RESULTS

Comparable unaudited supplementary financial results, together with physical information, is additionally provided below for information purposes only, on the assumption that Exxaro had been created with effect from 1 January 2006.

Comments are for comparable purposes based on an analysis of the group's audited financial results and physical information for the 12-month period to 31 December 2007 compared with the unaudited supplementary financial results and physical information compiled for the 12-month period to 31 December 2006.

OPERATING RESULTS

The group experienced strong demand at higher commodity prices despite the significant decrease in LME zinc prices in the last quarter of 2007. This, together with a stronger rand of R6,80 to the US dollar on 31 December 2007, resulted in revaluations of stock to net realisable value in the base metals and mineral sands businesses decreasing by R133 million compared to the end of 2006.

Revenue increased by 15% to R10 157 million and net operating profit was R183 million higher at R1 444 million.

An average exchange rate of R7,26 to the US dollar was realised compared with R6,76 for the corresponding period in 2006. The significant strength of the Australian dollar to the US dollar (US$0,83 to the AUD realised against US$0,75 for 2006), however, impacted negatively on the financial results of the mineral sands operations in Australia.

EARNINGS

Attributable earnings for the period are R1 427 million (418 cents per share) representing a 48% increase on the comparable 2006 attributable earnings of R962 million (307 cents per share). This includes Exxaro's 20% interest in the after-tax profits of SIOC amounting to R746 million, some R148 million higher than for the comparable period.

Headline earnings increased from R893 million to R1 448 million with headline earnings per share 49% higher at 425 cents compared with 285 cents for the comparable corresponding period.

CASH FLOW

Cash retained from operations of R2 308 million was mainly applied to taxation payments of R461 million, capital expenditure of R1 296 million (consisting of R727 million invested in new capacity and R569 million in sustaining and environmental capital), an investment of R239 million in the Richards Bay Coal Terminal (RBCT) to secure 2,5Mtpa export entitlement, and the interim dividend payment of R211 million or 60 cents per share in September 2007. The group had a net cash inflow of R388 million for the financial year.

After accounting for the net surplus of R91 million on the repurchase of 10 million shares from Anglo South Africa Capital (Pty) Limited and the market placement of the same number of new shares, as well as a dividend inflow of R373 million from SIOC, cash and cash equivalents increased by R502 million before the repayment of borrowings.

Net debt of R921 million at 31 December 2006 decreased to R483 million at a net debt to equity ratio of 5% on 31 December 2007. Net debt will increase by the payment commitment of R2 353 million, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

SAFETY, HEALTH AND ENVIRONMENT

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification and safe behaviour by individuals. Despite excellent safety achievements at several operations, regrettably four on-mine fatalities and one public road fatality were suffered during the period under review. The average lost time injury frequency rate (LTIFR) per 200 000 man-hours worked for the reporting period, however, improved to 0,36 compared to 0,42 for the corresponding period in 2006.

COMMENTS (continued)

Nine of the group's 12 operations have achieved both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all business units fully compliant with both certifications by December 2008.

In response to the growing global threat of climate change, Exxaro has developed a Clean Energy Strategy as a dedicated response measure. Through this initiative Exxaro will be aligning all of its energy related activities to South Africa's Climate Change Response Strategy, with a key output for 2008 being the company-wide carbon footprint. This footprint will serve as a baseline against which our energy efficiency progress will be measured, monitored, and improved.

The implementation of HIV/Aids voluntary counselling and testing (VCT) and extension of anti-retroviral programmes to all of the group's businesses is also progressing well with the majority of employees who tested HIV-positive enrolled on the disease management programme. Thirty percent of the workforce participated in the VCT programme by the end of 2007 and a renewed focus to encourage participation by employees in the programme and, where necessary, to enrol on the disease management programme, is planned for 2008.

REPORTED SEGMENT RESULTS

12 months ended 31 December	2007 Audited Rm	2006 Audited Rm
REVENUE		
Iron Ore		6 483
Coal	**5 087**	2 882
Mineral Sands	**2 172**	1 859
KZN Sands	**984**	817
Australia Sands	**1 188**	1 042
Base Metals	**2 732**	2 379
Industrial Minerals	**159**	122
Other	**7**	21
Total as per audited income statement	**10 157**	13 746
NET OPERATING PROFIT		
Iron Ore		3098
Coal	**885**	599
Mineral Sands	**(97)**	(698)
KZN Sands	**(157)**	(842)
Australia Sands	**60**	144
Base Metals	**688**	609
Industrial Minerals	**(3)**	26
Other	**(29)**	17 063[1]
Total as per audited income statement	**1 444**	20 697

(1) Includes the non-recurring accounting entries associated with the empowerment transaction in November 2006.

COMPARABLE UNAUDITED SUPPLEMENTARY RESULTS

12 months ended 31 December	2007 Rm	2006 Rm
REVENUE		
Coal[1]	**5 087**	4 433
Commercial operations	**3 319**	2 808
Tied operations	**1 768**	1 625
Mineral Sands	**2 172**	1 859
KZN Sands	**984**	817
Australia Sands	**1 188**	1 042
Base Metals	**2 732**	2 379
Rosh Pinah	**941**	888
Zincor	**2 558**	2 234
Consolidation entries	**(767)**	(743)
Industrial Minerals	**159**	122
Other	**7**	21
Total comparable revenue	**10 157**	8 814
NET OPERATING PROFIT		
Coal[1]	**885**	620
Commercial operations	**797**	515
Tied operations	**88**	105
Mineral Sands	**(97)**	86
KZN Sands[2]	**(157)**	(114)
Australia Sands	**60**	200
Base Metals	**688**	609
Rosh Pinah	**457**	404
Zincor	**298**	238
Consolidation entries	**(67)**	(33)
Industrial Minerals	**(3)**	(1)
Current operations	**24**	26
AlloyStream™	**(27)**	(27)
Other[3]	**(29)**	(53)
Total comparable net operating profit	**1 444**	1 261
Net financing costs	**(215)**	(315)
Income from investments	**2**	
Equity accounted income[4]	**728**	638
Taxation[2]	**(512)**	(595)
Minority interest	**(20)**	(27)
Comparable attributable earnings	**1 427**	962
Post tax adjustments	**21**	(69)
Comparable headline earnings	**1 448**	893
Comparable attributable earnings per share (cents)	**418**	307
Comparable headline earnings per share (cents)	**425**	285

(1) Includes ex-Eyesizwe mines for the full periods.
(2) Excludes the pre-tax impairment in 2006 of R784 million and the taxation effect of R227 million.
(3) Excludes non-recurring expenditure of R241 million associated with the empowerment transaction in the 12 months to 31 December 2006.
(4) Includes 20% investment in SIOC equity accounted from 1 January 2006.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	12 months ended 31 December		Six months ended 31 December	
	2007	2006	**2007**	2006
Coal[1]				
Production				
- Power station	**34 246**	34 599	**16 830**	16 849
• Tied operations[2]	**16 732**	17 596	**8 353**	8 638
• Commercial operations	**17 514**	17 003	**8 477**	8 211
- Coking	**2 962**	2 496	**1 479**	1 109
• Tied operations[2]	**463**	363	**242**	180
• Commercial operations	**2 499**	2 133	**1 237**	929
- Other commercial operations	**4 112**	4 665	**2 016**	2 339
Total	**41 320**	41 760	**20 325**	20 297
Sales				
- Eskom	**34 226**	34 665	**16 604**	16 554
• Tied operations[2]	**16 699**	17 598	**8 337**	8 623
• Commercial operations	**17 527**	17 067	**8 267**	7 931
- Other domestic	**5 237**	4 892	**2 572**	2 449
• Tied operations[2]	**449**	381	**214**	207
• Commercial operations	**4 788**	4 511	**2 358**	2 242
- Export commercial operations	**1 821**	2 434	**813**	1 092
Total	**41 284**	41 991	**19 989**	20 095
Mineral Sands - RSA				
Production				
- Ilmenite	**367**	319	**187**	160
- Zircon	**34**	50	**19**	26
- Rutile	**17**	25	**9**	12
- Pig Iron	**86**	75	**48**	41
- Scrap Pig Iron	**20**	10	**9**	5
- Chloride Slag	**150**	134	**77**	72
- Sulphate Slag	**26**	36	**14**	18
Sales				
- Ilmenite (external sales)	**50**	50	**30**	30
- Zircon	**27**	48	**14**	23
- Rutile	**18**	31	**9**	9
- Pig Iron	**88**	60	**45**	29
- Scrap Pig Iron	**8**	9	**4**	5
- Chloride Slag	**163**	104	**81**	64
- Sulphate Slag	**29**	30	**8**	10

	12 months ended 31 December		Six months ended 31 December	
	2007	2006	**2007**	2006
Minerals Sands – Australia[3]				
Production				
– Ilmenite	**216**	227	**111**	116
– Zircon	**36**	36	**19**	18
– Rutile	**17**	18	**8**	9
– Synthetic Rutile	**100**	98	**48**	54
– Leucoxene	**16**	14	**8**	7
– Pigment	**54**	54	**26**	27
Sales				
– Ilmenite	**20**	30	**10**	
– Zircon	**29**	32	**16**	16
– Rutile	**16**	18	**2**	8
– Synthetic Rutile	**57**	27	**21**	19
– Leucoxene	**17**	10	**7**	4
Base Metals				
Production				
– Zinc concentrate – Rosh Pinah	**95**	104	**53**	55
– Zinc metal	**124**	106	**61**	56
• Zincor	**101**	90	**51**	48
• Chifeng[4]	**23**	16	**10**	8
– Lead concentrate – Rosh Pinah	**22**	21	**11**	13
Zinc metal sales	**122**	115	**57**	60
– Domestic	**93**	91	**45**	45
– Export	**29**	24	**12**	15
Lead concentrate sales – Rosh Pinah				
– Export	**19**	32	**7**	12

(1) For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.

(2) Tied operations refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual arrangements.

(3) The production and sales tonnes reflect Exxaro Sands Australia's 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.

(4) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

OPERATIONS

Coal

Production of power station coal was 353kt lower than for the corresponding period in 2006 as reduced output at Matla and Arnot was only partially offset by increased production at the North Block Complex (NBC), Leeuwpan and Grootegeluk mines. Lower production at the Eskom tied operations, Matla and Arnot, resulted respectively from a delay in obtaining regulatory approval for a river diversion and from difficult geological conditions.

Coking coal production showed a marked increase of 466kt year-on-year due to improved performance at Tshikondeni as well as the successful ramp-up of the GG6 plant at the Grootegeluk mine.

Coal exports were 25% lower than in 2006 primarily due to Exxaro's decision to close the underground mining operations during January 2007 at New Clydesdale Colliery (NCC) as a result of unsafe mining conditions. To mitigate the loss of production at NCC, commissioning of the Inyanda mine was fast tracked and first run-of-mine coal was supplied to NCC for beneficiation four months after site establishment.

Leeuwpan mine's reclaimer suffered a structural failure in September 2007 and is only expected to be repaired in the third quarter of 2008. Front-end loaders have been deployed to minimise the impact on sales.

Total sales to Eskom were 439kt lower year-on-year in line with the decrease in production. However, other domestic sales were significantly higher on the back of a 27% increase in semi-soft coking coal sales to ArcelorMittal SA Limited (ArcelorMittal) in line with increased demand.

Revenue increased by 15% to R5 087 million. This was due to significantly higher free on rail export prices, increased selling prices to ArcelorMittal based on higher international coking coal prices and stronger power station coal prices to Eskom.

Despite a lower operating income at the tied operations brought about by a non-recurring payment of R30 million from Eskom to Arnot for committed reserves in 2006, Exxaro Coal achieved a record net operating profit of R885 million, 43% higher than in 2006. The higher revenue, the profitable turnaround at NBC and the savings realised from integrating the Eyesizwe and Kumba Coal corporate offices, offset inflationary pressures primarily in respect of labour and diesel costs.

Mineral Sands

KZN Sands

KZN Sands reported improved production results from both furnaces for the 2007 financial year in contrast with the negative impact that the Furnace 1 shut had on production in the same period in 2006. Titanium slag tapped was 35 659 tonnes higher at an annual production record of 186,6kt. Increased slag throughput also boosted low manganese pig iron (LMPI) production. Ilmenite production was aligned with higher smelter feed requirements, resulting in 48kt more than in 2006.

Business improvement initiatives during the year focused on increasing smelter output at KZN Sands with Furnace 1 and Furnace 2 achieving cold feed capacity of 92kt (84%) and 94,6kt (86%) respectively.

The pre-heater was not introduced as planned due to instability in the furnaces, exacerbated by Eskom's power supply shortages in the last quarter of the year. KZN Sands will undertake a review in 2008 of the current furnace hearth technology in use at the operation with the objective to improve the performance of the furnaces.

Zircon and rutile production declined due to lower mineral grades in the area mined during the period under review.

Revenue was R167 million higher due to increased chloride slag and LMPI sales. Net operating loss increased by R43 million which includes a R45 million write down of the crude ilmenite stockpile from cost to net realisable value due to the stronger rand at the end of the financial year.

Furnace 2 is due for a scheduled maintenance shut in the latter part of 2008 which will result in less slag and LMPI production in 2008 when compared to the 2007 financial year.

The average minerals sands in-situ grade at the Hillendale mine nearing the end of its life is expected to be lower in 2008 until the mining and development of the Fairbreeze and Braeburn deposits can commence upon obtaining the mining rights.

Australia Sands

Revenue increased by 14% primarily as a result of substantially higher synthetic rutile sales due to successful treatment of the ilmenite stockpile and the rollover of 2006 sales following the unplanned shut of the kiln for repairs and preventative maintenance in 2006.

Record pigment production was maintained during the period due to continuous de-bottlenecking of the pigment plant and business improvement initiatives. Zircon and rutile volumes were sustained as initiatives to increase recoveries were offset by reduced feed into the dry mill, in turn caused by lower mining grades resulting in reduced concentrate production.

A planned five-week shut for the synthetic rutile plant was successfully completed on schedule in July 2007. The benefits of the shut led to increased synthetic rutile production. A successful two-week shut was also completed at the Cooljarloo mine and included the replacement of the outer shell of the floating feed preparation unit.

Net operating profit, however, decreased substantially as the Australian dollar strengthened by more than 20% against the US dollar to a 23-year high and continued cost increases in energy consumables were not fully offset by modest price increases for zircon and pigment.

The 2008 mining plan indicates mining of a lower grade area for most of the year. This is expected to result in marginally lower heavy minerals concentrate production.

Base Metals

Production of zinc concentrate at the Rosh Pinah mine of 95kt was nine percent lower than the equivalent period in 2006 attributable to floods in the early part of the year in southern Namibia, industrial action at the mine in the second half of the year as well as stoppages due to equipment and plant failure. This also had a negative effect on lead production.

Production volumes at the Zincor refinery increased from 90kt in 2006 to 101kt in 2007 underpinned by the improved quality of imported zinc concentrates and plant performance which in turn positively impacted on zinc recoveries of up to almost 92%. Zincor successfully completed a rebuild of the number 4 roaster similar to roaster number 3 that was rebuilt in the second half of 2006, resulting in a marked improvement in the roaster throughput in the plant.

Similar to 2007, capital expenditure in 2008 at both Rosh Pinah and Zincor will focus on the replacement of mining and plant equipment including the rebuild of the two small roasters and the realignment and major maintenance of the cell house at Zincor.

Revenue increased by 15% to R2 732 million with an operating margin of 25% as a result of a 2% increase in the average rand zinc price for the year to R22 824 per tonne compared to R22 311 per tonne in 2006. This was partially offset by inflationary production cost increases, and a write down to net realisable value of zinc stocks in the amount of R88 million resulting from the decline in LME zinc prices converted to rand terms, at the end of the reporting year.

Production ramp-up from 50ktpa to 110ktpa at the Chifeng refinery has reached 80% of design capacity at year-end. Exxaro has an effective 22% interest in the expanded operation. The significant decline in demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in prices at year-end combined with the higher operating expenditure during the ramp-up phase, resulted in Exxaro's equity accounted interest reducing from a profit of R40 million in 2006 to a loss of R18 million in 2007.

Completion of the transaction to divest a 43,8% interest in Rosh Pinah Zinc Corporation (Pty) Limited ("Rosh Pinah") to Namibian shareholder groupings is targeted for the first half of 2008, effectively reducing Exxaro's shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine in terms of a management agreement.

A total of 13kt representing 30% of Rosh Pinah's projected lead sales up to June 2010 were hedged at forward prices ranging from US$1 700 to US$940 per tonne to accommodate the stand-alone funding structure arranged for the divestment. A further 30% of an intended 60% of the projected zinc sales up to mid 2011 were hedged subsequent to year-end at prices ranging from US$2 098 to US$2 435 per tonne.

Industrial Minerals

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating profit declined at the Glen Douglas mine by R3 million as a result of higher maintenance expenditure and lower offtake of higher premium metallurgical dolomite products by ArcelorMittal.

GROWTH OPPORTUNITIES

Coal

Ramp-up of the GG6 project has reached 90% of the design capacity of 750ktpa. In addition to supplementing semi-soft coking coal to ArcelorMittal's South African coking plants, the project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom's new 2 400MW Medupi power station consisting of three generating units adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from the Grootegeluk mine to the new power station to 14,6Mtpa.

Capital expenditure on the char project for the production of char for the ferro-alloy industry from a four retort facility at the Grootegeluk mine ramping up to 160ktpa in 2008, has been revised to R320 million from R296 million due to contractor skills shortages and scope changes.

The completion of the feasibility study to investigate the viability of a market coke plant has been extended to 2008 to allow for more test work on the coking characteristics of the process. If viable, the plant will produce high quality market coke from semi-soft coking coal produced at Grootegeluk mine.

In May 2007 Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process in addition to the existing 0,8Mtpa entitlement. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton

COMMENTS (continued)

Energy Coal South Africa Limited for R212 million, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Construction of the beneficiation plant at Inyanda is progressing well with hot commissioning planned for the second quarter of 2008. The R269 million Inyanda coal mine will produce up to 1,5Mtpa of product.

The capital cost of the Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to be approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to the washing plant delivered in January 2008 and ramp-up to full capacity expected in seven months.

Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom is targeted for 2008 on receipt of environmental approvals. The feasibility study on the project has been completed and mining authorisation was received. In addition, expanded production of up to 2,4Mtpa from the Blesbok project at Belfast is currently underway to meet the increased local demand for power station coal.

In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia is progressing according to schedule. Exploration in 2008 will focus on geophysical work to delineate potential long-wall mining resources. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.

The Board has approved the development of the Diepspruit reserve at NCC with implementation planned for the third quarter of 2008, subject to regulatory approvals. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC to supply the export market.

Mineral Sands

The start of construction of the Fairbreeze mine, south of KZN Sands' existing Hillendale mine in KwaZulu-Natal, has been delayed to October 2008 subject to the approval of mining rights. The water-use licence has been approved and production is planned to start in July 2010.

Feasibility studies on the Port Durnford project, located to the immediate south-west of Hillendale mine, are on track for completion by December 2008. The project, if viable, could potentially supply the current KZN Sands furnaces for over 25 years.

The Toliara Sands project in south-western Madagascar comprises two exploration areas, Ranobé and Monombo-Marombe. Hand-auger drilling in the Monombo-Marombe area indicates resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. Further exploration drilling in this area is planned for 2008. Completion of the feasibility study for the Ranobé deposit is targeted for the end of 2008.

The feasibility study on the pigment plant expansion to 160ktpa at the Tiwest Kwinana facility was completed in the last quarter of 2007. A decision on implementation by Exxaro and its joint venture partner, Tronox Inc., is planned for the first half of 2008.

Bankable feasibility studies on the Dongara project, which forms part of the Tiwest joint venture, are ongoing. With a 20Mt reserve and 10% heavy minerals, the project will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility. As a result of increased life expectancy at the Tiwest dry mine at Cooljarloo, production at Dongara is planned to start in early 2011.

Base Metals

A feasibility study is currently being undertaken on the further expansion of the Chifeng refinery with a capacity increase in the order of 130ktpa. The outcome of this study is expected to be completed by mid-2008 after which Exxaro will review its participation in the expanded operation.

ALLOYSTREAM™

The Furnace 1 feasibility study of the AlloyStream™ technology, which allows for the demonstration of this furnace's beneficiation of manganese ore, is planned for completion during the second half of 2008. The AlloyStream™ technology could also lend itself to the production of ferro-nickel for which test work and pilot campaigns are planned for 2008.

POWER CONSTRAINTS

It is considered unlikely that future production at the coal mines will be affected by Eskom's load shedding/rationing programme. Most of the group's coal operations supply some or all their production to Eskom's power plants. However, both KZN Sands and Zincor have an agreement with the electricity utility which may result in some 10% of production being lost.

The group supports the initiative contemplated by Eskom to introduce stability into the power plant fleet and electricity transmission grid and is committed to assisting Eskom in finding longer term solutions in terms of additional coal supply.

and consistency and quality of coal supply. Exxaro is also examining various alternatives with regard to the conservation and use of electricity throughout its operations.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to new order rights in two phases. It is firstly progressing the applications which have been submitted for the conversion of the former Kumba Resources - associated rights, excluding iron ore. This will be followed by applications for the conversion of the former-Eyesizwe old order mining rights. The scheduled date for submission of the latter is April 2008.

Exxaro held a workshop with the Department of Minerals and Energy (DME) in July 2007 as part of the conversion process to clarify and progress the applications for new order mining rights. In addition to the conversion applications, Exxaro also lodged applications for new order mining rights for mineral sands deposits at Fairbreeze C Extension, Braeburn, UVS and Braeburn Extension close to its existing Hillendale mine in KwaZulu-Natal, and coal reserves at Tshikondeni Goni and Leeuwpan Extension. The outcome of the applications is awaited.

CHANGES TO THE BOARD

Subsequent to year-end, Ms N Nyembezi-Heita has resigned from the Board with effect from 29 February 2008. The Board wishes to thank her for her services as director and chairperson of the Transformation, Remuneration, Human Resources and Nomination Committee of the Board.

OUTLOOK

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk.

Strong local and export demand for coal products at increased prices linked to higher sales volumes from the current project developments coming on stream, is expected to increase the profit contribution from the group's commercial coal operations. The results of the mineral sands business are likely to be adversely affected by the planned reline shut of Furnace 2 at Empangeni, a continued strong Australian dollar and the mining of lower grade mineral sands deposits. The current softer trend in zinc metal prices is expected to persist. Continued buoyant iron ore market conditions should benefit the group in respect of its equity interest in SIOC. A weaker rand will positively impact on US dollar denominated revenue.

FINAL DIVIDEND

The directors have declared a final dividend, dividend number 10 of 100 cents per share in respect of the 2007 financial year. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 14 March 2008.

In compliance with the electronic statement system of JSE Limited, the following dates are applicable:

Last date to trade *cum* dividend	Friday, 7 March 2008
Shares trade *ex* dividend	Monday, 10 March 2008
Record date	Friday, 14 March 2008
Payment date	Monday, 17 March 2008

Share certificates may not be dematerialised or rematerialised between 10 March 2008 and 14 March 2008, both days inclusive.

On behalf of the Board

SA Nkosi
(Chief Executive Officer)

DJ van Staden
(Chief Financial Officer)

20 February 2008

Registered Office
Exxaro Resources Limited
Roger Dyason Road
Pretoria West
0183

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Tel no +27 12 307 5000
Fax no +27 12 307 4760

Directors: SA Nkosi (*Chief Executive Officer*)*, PM Baum, JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo, RP Mohring, PKV Ncetezo, N Nyembezi-Heita, NL Sowazi, DJ van Staden*, D Zihlangu
*Executive

Company Secretary: MS Viljoen

Corporate Affairs and Investor Relations: Trevor Arran (+27 12 307 3292)

Notes

POWERING POSSIBILITY

exxaro

POWERING POSSIBILITY



EXX
EXX
EXX - Exxaro Resources - Audited Group Financial Results And Physical Information For The 12-Month Period Ended 31 December 2007
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

AUDITED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE 12-MONTH PERIOD ENDED 31 DECEMBER 2007

EXXARO
POWERING POSSIBILITY

- REVENUE EXCEEDS R10 BILLION
- NET OPERATING PROFIT UP 15% TO R1,4 BILLION
- TOTAL DIVIDEND OF 160 CENTS PER SHARE
- FINAL DIVIDEND OF 100 CENTS PER SHARE
- HEADLINE EARNINGS 425 CENTS PER SHARE
- EXCITING COAL PROJECT DEVELOPMENTS

CONDENSED GROUP INCOME STATEMENT

Year ended 31 December	2007 Audited Rm	2006 Audited Rm
CONTINUING OPERATIONS		
Revenue	10 157	7 263
Operating expenses	(8 696)	(6 022)
Fair value adjustment on unbundling of subsidiary		17 963
BEE credential expense and unbundling costs		(821)
Impairment of property, plant and equipment	(17)	(784)
Net operating profit	1 444	17 599
Net financing costs (note 4)	(215)	(307)
Income from investments	2	
Share of income from equity accounted investments	728	159
Profit before taxation	1 959	17 451
Taxation	(512)	(578)
Profit for the year from continuing operations	1 447	16 873
Profit for the year from discontinued operations (note 6)		2 323
Profit for the year	1 447	19 196
Attributable to:		
Equity holders of the parent	1 427	19 169
Minority interest	20	27
Net profit	1 447	19 196
Ordinary shares (million)		
- in issue	353	351
- weighted average number of shares	341	313
- diluted weighted average number of shares	355	318
Attributable earnings per share (cents)		
- basic	418	6 124
- diluted	402	6 028
Attributable earnings per share from continuing operations (cents)		
- basic	418	5 382
- diluted	402	5 297
Attributable earnings per share from discontinued operations (cents)		
- basic		742

- diluted		731
Dividend paid per share (cents) in respect of the previous financial year		160
Dividend paid per share (cents) in respect of the interim period	60	180
Special dividend paid per share (cents) on unbundling		185
Final dividend declared per share (cents) in respect of this financial year	100	

CONDENSED GROUP BALANCE SHEET

Year ended 31 December	2007 Audited Rm	2006 Audited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	8 235	7 583
Biological assets	30	26
Intangible assets	76	69
Investments in associates and joint ventures (note 7)		
- unlisted	757	384
Deferred taxation	732	748
Other financial assets (note 7)	1 031	693
	10 861	9 503
Current assets		
Inventories	1 531	1 391
Trade and other receivables	1 931	1 663
Cash and cash equivalents	850	906
4 312 3 960		
Non-current assets classified as held for sale	2	2
Total assets	15 175	13 465
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders` equity	9 804	8 142
Minority interest	19	27
Total shareholders` equity	9 823	8 169
Non-current liabilities		
Interest-bearing borrowings	1 259	1 214
Non-current provisions	1 329	931
Deferred taxation	1 077	1 116
3 665 3 261		
Current liabilities		
Trade and other payables	1 449	1 321
Interest-bearing borrowings	74	613
Taxation	137	67
Current provisions	27	30
Shareholders for dividends		4
	1 687	2 035
Total equity and liabilities	15 175	13 465
Net debt (note 10)	483	921
Net asset value per share (cents)	2 778	2 320
Capital expenditure		
- incurred	1 296	2 010
- contracted	450	842
- authorised but not contracted	1 278	732
Capital expenditure contracted relating to captive mines, Tshikondeni, Arnot and Matla, which will be financed by ArcelorMittal SA Limited and Eskom respectively	72	8
Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo	2 353	2 353

Operations Limited, subject to price adjustments

Contingent liabilities	201	100
Operating lease commitments	127	124
Operating sublease rentals receivable	1	10

CONDENSED GROUP CASH FLOW STATEMENT

	2007 Audited	2006 Audited
Year ended 31 December	Rm	Rm
Cash retained from operations	2 308	5 068
- net financing costs	(116)	(278)
- taxation paid	(462)	(1 927)
- dividends paid (note 8)	(223)	(3 396)
Cash used in investing activities		
- capital expenditure	(1 296)	(2 010)
- proceeds from disposal of property, plant and equipment	50	170
- proceeds from disposal of investment		26
- income from equity accounted and other investments	379	
- acquisition of subsidiary (note 9)	(8)	(1 545)
- investments acquired	(249)	
- other	5	1
Net cash inflow/(outflow)	388	(3 891)
- cash flows from issue of shares	114	2 199
- borrowings (repaid)/raised	(567)	1 518
Net (decrease) in cash and cash equivalents	(65)	(174)
Special purpose entities consolidated	9	
Less cash and cash equivalents of unbundled subsidiaries		(403)
Cash and cash equivalents at beginning of year	906	1 483
Cash and cash equivalents at end of year	850	906
Calculation of movement in net debt		
Net cash inflow/(outflow)	388	(3 891)
- shares issued	114	2 199
- share-based payments		(54)
- increase in net debt on acquisition of subsidiary	(25)	(120)
- special purpose entities consolidated	9	
- non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency	59	16
- non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	(107)	(195)
- net debt of unbundled subsidiaries		2 762
Decrease in net debt	438	717

RECONCILIATION OF HEADLINE EARNINGS

	Gross	Tax	Net
Year ended 31 December 2007	Rm	Rm	Rm
Net profit attributable to equity holders of the parent	1 427		1 427
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	23		23

- IAS 16: Gains or losses on disposal of property, plant and equipment	17	(5)	12
- IAS 28: Share of associate`s IAS 16 - Gains or losses on disposal of property, plant and equipment	(3)	1	(2)
- IAS 28: Share of associate`s IAS 39 - Recycling of re-measurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges			
(7) 1 (6)			
- IAS 36: Impairment reversal of investment	(6)		(6)
Headline earnings	1 451	(3)	1 448
Year ended 31 December 2006			
Net profit attributable to equity holders of the parent	19 169		19 169
Adjusted for:			
- IFRS 3: Excess of acquirer`s interest in the net fair value of the acquiree`s identifiable assets, liabilities and contingent liabilities over cost			
	(36)		(36)
- IFRS 5: Gains or losses on the measurement to fair value less cost to sell on disposal of assets or disposal groups			
	(17 963)		(17 963)
- IAS 16: Impairment of property, plant and equipment	784	(227)	557
- IAS 16: Gains or losses on disposal of property, plant and equipment			
	3	1	4
- IAS 27: Gains on the disposal of a subsidiary	(1)		(1)
- IAS 28: Gains or losses on the disposal of associates or joint ventures			
(38) 7 (31)			
- IAS 28: Share of associate`s IAS 16 - Gains or losses on disposal of property, plant and equipment			
	(1)		(1)
Headline earnings	1 917	(219)	1 698
Headline earnings from discontinued operations			2 328
Headline (loss) from continuing operations			(630)
2007 2006			

Year ended 31 December	Rm	Rm
Headline earnings per share (cents)		
- basic	425	542
- diluted	408	534
Headline earnings/(loss) per share from continuing operations (cents)		
- basic	425	(201)
- diluted	408	(198)
Headline earnings per share from discontinued operations (cents)		
- basic		744
- diluted		732

GROUP STATEMENT OF CHANGES IN EQUITY

Non-distributable reserves

	Share capital Rm	Share premium Rm	Foreign currency translation Rm	Financial instruments` revaluation Rm	Equity-settled reserve Rm
OPENING BALANCE AT 31 DECEMBER 2005	3	2 937	(29)	(5)	88
Net gains/(losses) not recognised in income statement			433	31	714
Currency translation differences			438	1	
Share of reserve movements of associates			6	(1)	3
Share-based payments movement					711
Financial instruments` fair value movements recognised in equity					
- recognised in current year profit or loss				8	
- recognised in equity				33	
Deferred taxation			(11)	(10)	
Net profit					
Dividends paid					
Share repurchase					
Dividend in specie - fair value			(25)	(2)	
Dividend in specie - fair value adjustment					
Dividend in			(25)	(2)	

specie - net asset value					
Issue of share capital	1	2 198			
- Management Share Option Scheme Trust(1)		248			
- empowerment transformation transaction	1	1 950			
- issue of share capital to share trusts		173			
- treasury shares		(173)			
BALANCE AT 31 DECEMBER 2006	4	5 135	379	24	802
Net gains/losses not recognised in income statement			148	(17)	182
Currency translation differences			179	(3)	
Share of reserve movements of associates			(13)	1	49
Share-based payments movement					133
Financial instruments` fair value movements recognised in equity					
- recognised in equity				(36)	
- fair value adjustment				1	
Deferred taxation			(18)	20	
Net profit					
Dividends paid					
Issue of share capital(1)		23			
Share placement(2)		91			
- issue		640			
- repurchase		(460)			
- expenses		(89)			
Transfer to retained income					(16)
Minority share-buy out					
Special purpose entities now consolidated					
Prior year dividend in specie reclassification		(3 186)			

BALANCE AT 31 DECEMBER 2007	4	2 063	527	7	968

(1) Issued to the Management Share Option Scheme Trust due to options exercised.
(2) Repurchase of 10 million shares from Anglo South Africa (Pty) Limited on 13 April 2007 at R45,99 per share and the subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share repurchase of R57,5 million is included in net profit.
(3) Dividends declared after the year-end comprise of a final dividend of 100 cents per share. The STC payable on dividends will be nil after taking into account STC credits.

GROUP STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total shareholders interest Rm
OPENING BALANCE AT 31 DECEMBER 2005		4 325	7 319	9	7 328
Net gains/(losses) not recognised in income statement			1 178		1 178
Currency translation differences			439		439
Share of reserve movements of associates			8		8
Share-based payments movement			711		711
Financial instruments` fair value movements recognised in equity					
- recognised in current year profit or loss			8		8
- recognised in equity			33		33
Deferred taxation			(21)		(21)
Net profit		19 169	19 169	27	19 196
Dividends paid		(1 628)	(1 628)	(9)	(1 637)
Share repurchase		(1 763)	(1 763)		(1 763)
Dividend in specie - fair value		(18 305)	(18 332)		(18 332)
Dividend in specie - fair value adjustment		(17 966)	(17 966)		(17 966)
Dividend in specie - net asset value		(339)	(366)		(366)
Issue of share capital			2 199		2 199

- Management Share Option Scheme Trust(1)		248		248
- empowerment transformation transaction		1 951		1 951
- issue of share capital to share trusts		173		173
- treasury shares		(173)		(173)
BALANCE AT 31 DECEMBER 2006	1 798	8 142	27	8 169
Net gains/losses not recognised in income statement	9	322	(4)	318
Currency translation differences		176		176
Share of reserve movements of associates	9	46		46
Share-based payments movement		133		133
Financial instruments` fair value movements recognised in equity				
- recognised in equity		(36)	(4)	(40)
- fair value adjustment		1		1
Deferred taxation		2		2
Net profit	1 427	1 427	20	1 447
Dividends paid	(208)	(208)	(11)	(219)
Issue of share capital(1)		23		23
Share placement(2)		91		91
- issue		640		640
- repurchase		(460)		(460)
- expenses		(89)		(89)
Transfer to retained income	16			
Minority share-buy out			(13)	(13)
Special purpose entities now consolidated	7	7		7
Prior year dividend in specie reclassification	3 186			
BALANCE AT 31 DECEMBER 2007	6 235	9 804	19	9 823

NOTES TO THE GROUP FINANCIAL RESULTS

1. BASIS OF PREPARATION

This condensed report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act. The financial statements from which these group financial results have been derived are prepared on the historical basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006, except for the adoption of IFRS 7 Disclosure of Financial Instruments during the year. This is a disclosure standard which has no impact on the measurement or recognition of financial instruments and accordingly the adoption thereof has had no effect on the profit or equity for the period.

Year ended 31 December	2007 Audited Rm	2006 Audited Rm
2.?PROFIT BEFORE TAXATION FROM CONTINUING AND DISCONTINUED OPERATIONS IS ARRIVED AT AFTER		
Depreciation and amortisation of intangible assets	(763)	(813)
Financing costs	(311)	(451)
Interest received	96	115
Net realised foreign currency exchange (losses)/gains	(42)	199
Net unrealised foreign currency exchange (losses)/gains	(32)	(97)
Derivative instruments held for trading	61	(226)
Impairment charges (note 3)	(17)	(784)
Excess of minority interest over cost of acquisition		36
Net profit on disposal of investments		39
Fair value adjustment on unbundling of subsidiary		17 963
Net deficit on disposal of property, plant and equipment	(17)	(3)
Share-based payment: BEE credential expense		(580)
Cost of empowerment transaction, unbundling, integration and branding		(241)
3. IMPAIRMENT CHARGES AND REVERSALS		
Impairment of property, plant and equipment(1)	(23)	(784)
Reversal of impairment of other investments	6	
	(17)	(784)
Taxation effect		(227)
	(17)	(557)

(1) 2006: Impaired to value in use based on an 8,53% discount rate.

4. NET FINANCING COST		
Interest expense and loan costs	153	354
Finance leases	59	39
Interest income	(96)	(115)
Net interest expense	116	278
Interest adjustment on non-current provisions	99	58
215 336		
Less discontinued operations (note 6)		(29)
Net financing cost as per income statement	215	307

5. TAX RATE RECONCILIATION

	%	%
Taxation as a percentage of profit before taxation	26,1	6,5
Taxation effect of:		
- assessed losses (not provided for)	(0,2)	
- capital profits	0,5	0,1
- fair value adjustment on unbundling of subsidiary		25,4
- disallowable expenditure	(2,1)	(1,5)
- environmental rehabilitation asset		
- exempt income	0,3	0,4
- special tax allowances	0,2	
- share of associates` and joint ventures` differences	10,8	0,1
- tax rate differences	(2,1)	(0,2)
- temporary differences not provided for		(0,2)
- Secondary Tax on Companies (STC)	(2,9)	(2,0)
- withholding tax	(0,5)	
- Controlled Foreign Company (CFC) profits	(0,3)	
- foreign exchange differences	(0,1)	(0,1)
- prior year adjustment	(0,7)	0,5
	29,0	29,0

6. DISCONTINUED OPERATIONS

Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.

Revenue		6 483
Operating expenses		(3 385)
Net operating profit		3 098
Net financing costs		(29)
Profit before taxation		3 069
Taxation		(746)
Profit for the period from discontinued operations		2 323
Cash flow attributable to operating activities		982
Cash flow attributable to investing activities		(1 079)
Cash flow attributable to financing activities		93
Cash flow attributable to discontinued operations		(4)

7. INVESTMENTS

Unlisted investments in associates		
- directors` valuation	9 110	4 812
Listed investments included in other financial assets		
- market value		92
Unlisted investments included in other financial assets		
- directors` valuation	328	93

8. DIVIDENDS PAID

Cash dividends	211	1 628
Share repurchase		1 763
Paid to minorities	12	5
	223	3 396

9. BUSINESS COMBINATION

On 27 February 2007, the group acquired 100% of the issued share capital of Rosh Pinah Mine Holdings (Pty) Limited which is included in the base metals segment results. The acquired business contributed neither revenue nor operating profits to the group for the period from 27 February 2007 to 31 December 2007. This transaction increased the Exxaro effective shareholding in Rosh Pinah Zinc Corporation (Pty) Limited from 89,5% to 93,9%.

Details of assets acquired are as follows:

- cash paid on acquisition	(8)
- fair value of assets acquired	8
Goodwill	
Fair value of assets acquired	
- property, plant and equipment	18
- investments	15
- interest-bearing borrowings	(25)
Fair value of net assets	8
Total purchase consideration	(8)
Cash outflow on acquisition of subsidiary	(8)

10. NET DEBT

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

11. RELATED PARTY TRANSACTIONS

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

12. SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance arising after the balance sheet date up to the date of this report, not otherwise dealt with in this report.

13. JSE LIMITED REQUIREMENTS

The announcement has been prepared in accordance with the listing requirements of the JSE Limited.

14. CORPORATE GOVERNANCE

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

15. AUDIT OPINION

The auditors, Deloitte & Touche, have issued their opinion on the group`s financial statements for the year ended 31 December 2007. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company`s registered office. These summarised financial results have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION (`000 TONNES)

	12 months ended 31 December		Six months ended 31 December	
	2007	2006	2007	2006
Coal(1)				

Production				
- Power station	34 246	34 599	16 830	16 849
- Tied operations(2)	16 732	17 596	8 353	8 638
- Commercial operations	17 514	17 003	8 477	8 211
- Coking	2 962	2 496	1 479	1 109
- Tied operations(2)	463	363	242	180
- Commercial operations	2 499	2 133	1 237	929
- Other commercial operations	4 112	4 665	2 016	2 339
Total	41 320	41 760	20 325	20 297
Sales				
- Eskom	34 226	34 665	16 604	16 554
- Tied operations(2)	16 699	17 598	8 337	8 623
- Commercial operations	17 527	17 067	8 267	7 931
- Other domestic	5 237	4 892	2 572	2 449
- Tied operations(2)	449	381	214	207
- Commercial operations	4 788	4 511	2 358	2 242
- Export commercial operations	1 821	2 434	813	1 092
Total	41 284	41 991	19 989	20 095
Mineral Sands - RSA				
Production				
- Ilmenite	367	319	187	160
- Zircon	34	50	19	26
- Rutile	17	25	9	12
- Pig Iron	86	75	48	41
- Scrap Pig Iron	20	10	9	5
- Chloride Slag	150	134	77	72
- Sulphate Slag	26	36	14	18
Sales				
- Ilmenite (external sales)	50	50	30	30
- Zircon	27	48	14	23
- Rutile	18	31	9	9
- Pig Iron	88	60	45	29
- Scrap Pig Iron	8	9	4	5
- Chloride Slag	163	104	81	64
- Sulphate Slag	29	30	8	10
Minerals Sands - Australia(3)				
Production				
- Ilmenite	216	227	111	116
- Zircon	36	36	19	18
- Rutile	17	18	8	9
- Synthetic Rutile	100	98	48	54
- Leucoxene	16	14	8	7
- Pigment	54	54	26	27
Sales				
- Ilmenite	20	30	10	
- Zircon	29	32	16	16
- Rutile	16	18	2	8
- Synthetic Rutile	57	27	21	19
- Leucoxene	17	10	7	4
Base Metals				
Production				
- Zinc concentrate - Rosh Pinah	95	104	53	55
- Zinc metal	124	106	61	56
- Zincor	101	90	51	48

- Chifeng(4)	23	16	10	8
- Lead concentrate - Rosh Pinah	22	21	11	13
Zinc metal sales	122	115	57	60
- Domestic	93	91	45	45
- Export	29	24	12	15
Lead concentrate sales - Rosh Pinah				
- Export	19	32	7	12

(1) For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.

(2) Tied operations refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual arrangements.

(3) The production and sales tonnes reflect Exxaro Sands Australia`s 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.

(4) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

REPORTED RESULTS NOT COMPARABLE

The group`s audited financial results and actual physical information for the 12-month periods ended 31 December 2007 and 2006 respectively are not comparable as a result of the empowerment transaction that resulted in the creation of Exxaro Resources Limited ("Exxaro") in November 2006.

The audited financial results for the 12-month period ended 31 December 2006 include Sishen Iron Ore Company ("SIOC") fully consolidated for 10 months to October 2006 with Eyesizwe Coal (Pty) Limited ("Eyesizwe") only consolidated for two months to December 2006 and an effective 20% holding in SIOC equity accounted for the same two-month period.

The 2007 financial year, however, has Eyesizwe fully consolidated and the effective 20% interest in SIOC equity accounted, for the entire 12-month period.

COMPARABLE SUPPLEMENTARY RESULTS

Comparable unaudited supplementary financial results, together with physical information, is additionally provided below for information purposes only, on the assumption that Exxaro had been created with effect from 1 January 2006.

Comments are for comparable purposes based on an analysis of the group`s audited financial results and physical information for the 12-month period to 31 December 2007 compared with the unaudited supplementary financial results and physical information compiled for the 12-month period to 31 December 2006.

OPERATING RESULTS

The group experienced strong demand at higher commodity prices despite the significant decrease in LME zinc prices in the last quarter of 2007. This, together with a stronger rand of R6,80 to the US dollar on 31 December 2007, resulted in revaluations of stock to net realisable value in the base metals and mineral sands businesses decreasing by R133 million compared to the end of 2006.

Revenue increased by 15% to R10 157 million and net operating profit was R183 million higher at R1 444 million.

An average exchange rate of R7,26 to the US dollar was realised compared with R6,76 for the corresponding period in 2006. The significant strength of the Australian dollar to the US dollar (US$0,83 to the AUD realised against US$0,75 for 2006), however, impacted negatively on the financial results of the mineral sands operations in Australia.

EARNINGS

Attributable earnings for the period are R1 427 million (418 cents per share) representing a 48% increase on the comparable 2006 attributable earnings of R962 million (307 cents per share). This includes Exxaro`s 20% interest in the after-tax profits of SIOC amounting to R746 million,

some R148 million higher than for the comparable period.
Headline earnings increased from R893 million to R1 448 million with headline earnings per share 49% higher at 425 cents compared with 285 cents for the comparable corresponding period.

CASH FLOW

Cash retained from operations of R2 308 million was mainly applied to taxation payments of R461 million, capital expenditure of R1 296 million (consisting of R727 million invested in new capacity and R569 million in sustaining and environmental capital), an investment of R239 million in the Richards Bay Coal Terminal (RBCT) to secure 2,5Mtpa export entitlement, and the interim dividend payment of R211 million or 60 cents per share in September 2007. The group had a net cash inflow of R388 million for the financial year.

After accounting for the net surplus of R91 million on the repurchase of 10 million shares from Anglo South Africa Capital (Pty) Limited and the market placement of the same number of new shares, as well as a dividend inflow of R373 million from SIOC, cash and cash equivalents increased by R502 million before the repayment of borrowings.

Net debt of R921 million at 31 December 2006 decreased to R483 million at a net debt to equity ratio of 5% on 31 December 2007. Net debt will increase by the payment commitment of R2 353 million, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

SAFETY, HEALTH AND ENVIRONMENT

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification and safe behaviour by individuals. Despite excellent safety achievements at several operations, regrettably four on-mine fatalities and one public road fatality were suffered during the period under review. The average lost time injury frequency rate (LTIFR) per 200 000 man-hours worked for the reporting period, however, improved to 0,36 compared to 0,42 for the corresponding period in 2006.

Nine of the group`s 12 operations have achieved both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all business units fully compliant with both certifications by December 2008.

In response to the growing global threat of climate change, Exxaro has developed a Clean Energy Strategy as a dedicated response measure. Through this initiative Exxaro will be aligning all of its energy related activities to South Africa`s Climate Change Response Strategy, with a key output for 2008 being the company-wide carbon footprint. This footprint will serve as a baseline against which our energy efficiency progress will be measured, monitored, and improved.

The implementation of HIV/Aids voluntary counselling and testing (VCT) and extension of anti-retroviral programmes to all of the group`s businesses is also progressing well with the majority of employees who tested HIV-positive enrolled on the disease management programme. Thirty percent of the workforce participated in the VCT programme by the end of 2007 and a renewed focus to encourage participation by employees in the programme and, where necessary, to enrol on the disease management programme, is planned for 2008.

REPORTED SEGMENT RESULTS

12 months ended 31 December	2007 Audited Rm	2006 Audited Rm
REVENUE		
Iron Ore		6 483
Coal	5 087	2 882
Mineral Sands	2 172	1 859
KZN Sands	984	817
Australia Sands	1 188	1 042

Base Metals	2 732	2 379
Industrial Minerals	159	122
Other	7	21
Total as per audited income statement	10 157	13 746
NET OPERATING PROFIT		
Iron Ore		3098
Coal	885	599
Mineral Sands	(97)	(698)
KZN Sands	(157)	(842)
Australia Sands	60	144
Base Metals	688	609
Industrial Minerals	(3)	26
Other	(29)	17 063(1)
Total as per audited income statement	1 444	20 697

(1) Includes the non-recurring accounting entries associated with the empowerment transaction in November 2006.

COMPARABLE UNAUDITED SUPPLEMENTARY RESULTS

	2007	2006
12 months ended 31 December	Rm	Rm
REVENUE		
Coal(1)	5 087	4 433
Commercial operations	3 319	2 808
Tied operations	1 768	1 625
Mineral Sands	2 172	1 859
KZN Sands	984	817
Australia Sands	1 188	1 042
Base Metals	2 732	2 379
Rosh Pinah	941	888
Zincor	2 558	2 234
Consolidation entries	(767)	(743)
Industrial Minerals	159	122
Other	7	21
Total comparable revenue	10 157	8 814
NET OPERATING PROFIT		
Coal(1)	885	620
Commercial operations	797	515
Tied operations	88	105
Mineral Sands	(97)	86
KZN Sands(2)	(157)	(114)
Australia Sands	60	200
Base Metals	688	609
Rosh Pinah	457	404
Zincor	298	238
Consolidation entries	(67)	(33)
Industrial Minerals	(3)	(1)
Current operations	24	26
AlloyStream	(27)	(27)
Other(3)	(29)	(53)
Total comparable net operating profit	1 444	1 261
Net financing costs	(215)	(315)
Income from investments	2	
Equity accounted income(4)	728	638
Taxation(2)	(512)	(595)
Minority interest	(20)	(27)
Comparable attributable earnings	1 427	962
Post tax adjustments	21	(69)
Comparable headline earnings	1 448	893
Comparable attributable earnings per share (cents)	418	307
Comparable headline earnings per share (cents)	425	285

(1) Includes ex-Eyesizwe mines for the full periods.

(2) Excludes the pre-tax impairment in 2006 of R784 million and the taxation effect of R227 million.
(3) Excludes non-recurring expenditure of R241 million associated with the empowerment transaction in the 12 months to 31 December 2006.
(4) Includes 20% investment in SIOC equity accounted from 1 January 2006.

OPERATIONS

COAL

Production of power station coal was 353kt lower than for the corresponding period in 2006 as reduced output at Matla and Arnot was only partially offset by increased production at the North Block Complex (NBC), Leeuwpan and Grootegeluk mines. Lower production at the Eskom tied operations, Matla and Arnot, resulted respectively from a delay in obtaining regulatory approval for a river diversion and from difficult geological conditions.

Coking coal production showed a marked increase of 466kt year-on-year due to improved performance at Tshikondeni as well as the successful ramp-up of the GG6 plant at the Grootegeluk mine.

Coal exports were 25% lower than in 2006 primarily due to Exxaro`s decision to close the underground mining operations during January 2007 at New Clydesdale Colliery (NCC) as a result of unsafe mining conditions. To mitigate the loss of production at NCC, commissioning of the Inyanda mine was fast tracked and first run-of-mine coal was supplied to NCC for beneficiation four months after site establishment.

Leeuwpan mine`s reclaimer suffered a structural failure in September 2007 and is only expected to be repaired in the third quarter of 2008. Front-end loaders have been deployed to minimise the impact on sales.

Total sales to Eskom were 439kt lower year-on-year in line with the decrease in production. However, other domestic sales were significantly higher on the back of a 27% increase in semi-soft coking coal sales to ArcelorMittal SA Limited (ArcelorMittal) in line with increased demand.

Revenue increased by 15% to R5 087 million. This was due to significantly higher free on rail export prices, increased selling prices to ArcelorMittal based on higher international coking coal prices and stronger power station coal prices to Eskom.

Despite a lower operating income at the tied operations brought about by a non-recurring payment of R30 million from Eskom to Arnot for committed reserves in 2006, Exxaro Coal achieved a record net operating profit of R885 million, 43% higher than in 2006. The higher revenue, the profitable turnaround at NBC and the savings realised from integrating the Eyesizwe and Kumba Coal corporate offices, offset inflationary pressures primarily in respect of labour and diesel costs.

MINERAL SANDS

KZN SANDS

KZN Sands reported improved production results from both furnaces for the 2007 financial year in contrast with the negative impact that the Furnace 1 shut had on production in the same period in 2006. Titanium slag tapped was 35 659 tonnes higher at an annual production record of 186,6kt. Increased slag throughput also boosted low manganese pig iron (LMPI) production. Ilmenite production was aligned with higher smelter feed requirements, resulting in 48kt more than in 2006.

Business improvement initiatives during the year focused on increasing smelter output at KZN Sands with Furnace 1 and Furnace 2 achieving cold feed capacity of 92kt (84%) and 94,6kt (86%) respectively.

The pre-heater was not introduced as planned due to instability in the furnaces, exacerbated by Eskom`s power supply shortages in the last quarter of the year. KZN Sands will undertake a review in 2008 of the current furnace hearth technology in use at the operation with the objective to improve the performance of the furnaces.

Zircon and rutile production declined due to lower mineral grades in the area mined during the period under review.

Revenue was R167 million higher due to increased chloride slag and LMPI sales. Net operating loss increased by R43 million which includes a R45 million write down of the crude ilmenite stockpile from cost to net realisable value due to the stronger rand at the end of the financial year.

Furnace 2 is due for a scheduled maintenance shut in the latter part of 2008 which will result in less slag and LMPI production in 2008 when compared to the 2007 financial year.

The average minerals sands in-situ grade at the Hillendale mine nearing the end of its life is expected to be lower in 2008 until the mining and development of the Fairbreeze and Braeburn deposits can commence upon obtaining the mining rights.

AUSTRALIA SANDS

Revenue increased by 14% primarily as a result of substantially higher synthetic rutile sales due to successful treatment of the ilmenite stockpile and the rollover of 2006 sales following the unplanned shut of the kiln for repairs and preventative maintenance in 2006.

Record pigment production was maintained during the period due to continuous de-bottlenecking of the pigment plant and business improvement initiatives. Zircon and rutile volumes were sustained as initiatives to increase recoveries were offset by reduced feed into the dry mill, in turn caused by lower mining grades resulting in reduced concentrate production.

A planned five-week shut for the synthetic rutile plant was successfully completed on schedule in July 2007. The benefits of the shut led to increased synthetic rutile production. A successful two-week shut was also completed at the Cooljarloo mine and included the replacement of the outer shell of the floating feed preparation unit.

Net operating profit, however, decreased substantially as the Australian dollar strengthened by more than 20% against the US dollar to a 23-year high and continued cost increases in energy consumables were not fully offset by modest price increases for zircon and pigment.

The 2008 mining plan indicates mining of a lower grade area for most of the year. This is expected to result in marginally lower heavy minerals concentrate production.

BASE METALS

Production of zinc concentrate at the Rosh Pinah mine of 95kt was nine percent lower than the equivalent period in 2006 attributable to floods in the early part of the year in southern Namibia, industrial action at the mine in the second half of the year as well as stoppages due to equipment and plant failure. This also had a negative effect on lead production.

Production volumes at the Zincor refinery increased from 90kt in 2006 to 101kt in 2007 underpinned by the improved quality of imported zinc concentrates and plant performance which in turn positively impacted on zinc recoveries of up to almost 92%. Zincor successfully completed a rebuild of the number 4 roaster similar to roaster number 3 that was rebuilt in the second half of 2006, resulting in a marked improvement in the roaster throughput in the plant.

Similar to 2007, capital expenditure in 2008 at both Rosh Pinah and Zincor will focus on the replacement of mining and plant equipment including the rebuild of the two small roasters and the realignment and major maintenance of the cell house at Zincor.

Revenue increased by 15% to R2 732 million with an operating margin of 25% as a result of a 2% increase in the average rand zinc price for the year to R22 824 per tonne compared to R22 311 per tonne in 2006. This was partially offset by inflationary production cost increases, and a write down to net realisable value of zinc stocks in the amount of R88 million resulting from the decline in LME zinc prices converted to rand terms, at the end of the reporting year.

Production ramp-up from 50ktpa to 110ktpa at the Chifeng refinery has reached 80% of design capacity at year-end. Exxaro has an effective 22% interest in the expanded operation. The significant decline in demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in prices at year-end combined with the higher

operating expenditure during the ramp-up phase, resulted in Exxaro`s equity accounted interest reducing from a profit of R40 million in 2006 to a loss of R18 million in 2007.
Completion of the transaction to divest a 43,8% interest in Rosh Pinah Zinc Corporation (Pty) Limited ("Rosh Pinah") to Namibian shareholder groupings is targeted for the first half of 2008, effectively reducing Exxaro`s shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine in terms of a management agreement.
A total of 13kt representing 30% of Rosh Pinah`s projected lead sales up to June 2010 were hedged at forward prices ranging from US$1 700 to US$940 per tonne to accommodate the stand-alone funding structure arranged for the divestment. A further 30% of an intended 60% of the projected zinc sales up to mid 2011 were hedged subsequent to year-end at prices ranging from US$2 098 to US$2 435 per tonne.
INDUSTRIAL MINERALS
Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating profit declined at the Glen Douglas mine by R3 million as a result of higher maintenance expenditure and lower offtake of higher premium metallurgical dolomite products by ArcelorMittal.
GROWTH OPPORTUNITIES
COAL
Ramp-up of the GG6 project has reached 90% of the design capacity of 750ktpa. In addition to supplementing semi-soft coking coal to ArcelorMittal`s South African coking plants, the project contributes to alleviating the shortage of market coke for the ferro-alloy industry.
A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom`s new 2 400MW Medupi power station consisting of three generating units adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from the Grootegeluk mine to the new power station to 14,6Mtpa.
Capital expenditure on the char project for the production of char for the ferro-alloy industry from a four retort facility at the Grootegeluk mine ramping up to 160ktpa in 2008, has been revised to R320 million from R296 million due to contractor skills shortages and scope changes.
The completion of the feasibility study to investigate the viability of a market coke plant has been extended to 2008 to allow for more test work on the coking characteristics of the process. If viable, the plant will produce high quality market coke from semi-soft coking coal produced at Grootegeluk mine.
In May 2007 Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process in addition to the existing 0,8Mtpa entitlement. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited for R212 million, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.
Construction of the beneficiation plant at Inyanda is progressing well with hot commissioning planned for the second quarter of 2008. The R269 million Inyanda coal mine will produce up to 1,5Mtpa of product.
The capital cost of the Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to be approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to the washing plant delivered in January 2008 and ramp-up to full capacity expected in seven months.
Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom is targeted for 2008 on receipt of environmental approvals. The feasibility study on the project has been completed and mining authorisation was received. In addition, expanded production of up to 2,4Mtpa from the Blesbok project at Belfast is

currently underway to meet the increased local demand for power station coal.

In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia is progressing according to schedule. Exploration in 2008 will focus on geophysical work to delineate potential long-wall mining resources. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.

The Board has approved the development of the Diepspruit reserve at NCC with implementation planned for the third quarter of 2008, subject to regulatory approvals. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC to supply the export market.

MINERAL SANDS

The start of construction of the Fairbreeze mine, south of KZN Sands` existing Hillendale mine in KwaZulu-Natal, has been delayed to October 2008 subject to the approval of mining rights. The water-use licence has been approved and production is planned to start in July 2010.

Feasibility studies on the Port Durnford project, located to the immediate south-west of Hillendale mine, are on track for completion by December 2008. The project, if viable, could potentially supply the current KZN Sands furnaces for over 25 years.

The Toliara Sands project in south-western Madagascar comprises two exploration areas, Ranobe and Monombo-Marombe. Hand-auger drilling in the Monombo-Marombe area indicates resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. Further exploration drilling in this area is planned for 2008. Completion of the feasibility study for the Ranobe deposit is targeted for the end of 2008.

The feasibility study on the pigment plant expansion to 160ktpa at the Tiwest Kwinana facility was completed in the last quarter of 2007. A decision on implementation by Exxaro and its joint venture partner, Tronox Inc., is planned for the first half of 2008.

Bankable feasibility studies on the Dongara project, which forms part of the Tiwest joint venture, are ongoing. With a 20Mt reserve and 10% heavy minerals, the project will provide supplementary feedstock for Tiwest`s mineral separation plant and synthetic rutile facility. As a result of increased life expectancy at the Tiwest dry mine at Cooljarloo, production at Dongara is planned to start in early 2011.

BASE METALS

A feasibility study is currently being undertaken on the further expansion of the Chifeng refinery with a capacity increase in the order of 130ktpa. The outcome of this study is expected to be completed by mid-2008 after which Exxaro will review its participation in the expanded operation.

ALLOYSTREAMTM

The Furnace 1 feasibility study of the AlloyStreamT technology, which allows for the demonstration of this furnace`s beneficiation of manganese ore, is planned for completion during the second half of 2008. The AlloyStream technology could also lend itself to the production of ferro-nickel for which test work and pilot campaigns are planned for 2008.

POWER CONSTRAINTS

It is considered unlikely that future production at the coal mines will be affected by Eskom`s load shedding/rationing programme. Most of the group`s coal operations supply some or all their production to Eskom`s power plants. However, both KZN Sands and Zincor have an agreement with the electricity utility which may result in some 10% of production being lost.

The group supports the initiative contemplated by Eskom to introduce stability into the power plant fleet and electricity transmission grid and is committed to assisting Eskom in finding longer term solutions in terms of additional coal supply, and consistency and quality of coal supply. Exxaro is also examining various alternatives with regard to the conservation and use of electricity throughout its operations.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to new order rights in two phases. It is firstly progressing the applications which have been submitted for the conversion of the former Kumba Resources - associated rights, excluding iron ore. This will be followed by applications for the conversion of the former-Eyesizwe old order mining rights. The scheduled date for submission of the latter is April 2008.

Exxaro held a workshop with the Department of Minerals and Energy (DME) in July 2007 as part of the conversion process to clarify and progress the applications for new order mining rights. In addition to the conversion applications, Exxaro also lodged applications for new order mining rights for mineral sands deposits at Fairbreeze C Extension, Braeburn, UVS and Braeburn Extension close to its existing Hillendale mine in KwaZulu-Natal, and coal reserves at Tshikondeni Goni and Leeuwpan Extension. The outcome of the applications is awaited.

CHANGES TO THE BOARD

Subsequent to year-end, Ms N Nyembezi-Heita has resigned from the Board with effect from 29 February 2008. The Board wishes to thank her for her services as director and chairperson of the Transformation, Remuneration, Human Resources and Nomination Committee of the Board.

OUTLOOK

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk.

Strong local and export demand for coal products at increased prices linked to higher sales volumes from the current project developments coming on stream, is expected to increase the profit contribution from the group`s commercial coal operations. The results of the mineral sands business are likely to be adversely affected by the planned reline shut of Furnace 2 at Empangeni, a continued strong Australian dollar and the mining of lower grade mineral sands deposits. The current softer trend in zinc metal prices is expected to persist. Continued buoyant iron ore market conditions should benefit the group in respect of its equity interest in SIOC. A weaker rand will positively impact on US dollar denominated revenue.

FINAL DIVIDEND

The directors have declared a final dividend, dividend number 10 of 100 cents per share in respect of the 2007 financial year. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 14 March 2008.

In compliance with the electronic statement system of JSE Limited, the following dates are applicable:

Last date to trade cum dividend	Friday, 7 March 2008
Shares trade ex dividend	Monday, 10 March 2008
Record date	Friday, 14 March 2008
Payment date	Monday, 17 March 2008

Share certificates may not be dematerialised or rematerialised between 10 March 2008 and 14 March 2008, both days inclusive.

On behalf of the Board

SA Nkosi	DJ van Staden
(Chief Executive Officer)	(Chief Financial Officer)

20 February 2008

Registered Office	Transfer Secretaries
Exxaro Resources Limited	Computershare Investor Services 2004
Roger Dyason Road	(Pty) Limited
Pretoria West	Ground Floor, 70 Marshall Street
0183	Johannesburg, 2001

PO Box 61051, Marshalltown, 2107
Tel no +27 12 307 5000
Fax no +27 12 307 4760
Directors: SA Nkosi (Chief Executive Officer)*, PM Baum,
JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo,
RP Mohring, PKV Ncetezo, N Nyembezi-Heita, NL Sowazi,
DJ van Staden*, D Zihlangu
*Executive
Company Secretary: MS Viljoen
Corporate Affairs and Investor Relations: Trevor Arran
(+27 12 307 3292)
Sponsor: JP Morgan (+27 11 507 0300)
JSE share code: EXX ADR code: EXXAY
Registration number: 2000/011076/06?ISIN code: ZAE000084992
If you have any queries regarding your shareholding in Exxaro Resources,
please contact the Transfer Secretaries at +27 11 370 5000.
This report is available at www.exxaro.com
20 February 2008
Date: 21/02/2008 07:00:01 Produced by the JSE SENS Department.
The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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EXX
EXX
EXX - Exxaro Resources Limited - News Release
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
NEWS RELEASE
EXXARO`S AUDITED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE 12-MONTH PERIOD ENDED 31 DECEMBER 2007
HIGHLIGHTS
- Revenue exceeds R10 billion
- Net operating profit up 15% to R1,4 billion
- Headline earnings of 425 cents per share
- Total dividend of 160 cents per share; final dividend of 100 cents per share
- Exciting coal project developments

NOTE TO EDITORS:
REPORTED RESULTS NOT COMPARABLE
The group`s audited financial results and actual physical information for the 12-month periods ended 31 December 2007 and 2006 respectively are not comparable as a result of the empowerment transaction that resulted in the creation of Exxaro Resources Limited ("Exxaro") in November 2006.
The audited financial results for the 12-month period ended 31 December 2006 include Sishen Iron Ore Company ("SIOC") fully consolidated for 10 months to October 2006 with Eyesizwe Coal (Pty) Ltd ("Eyesizwe") only consolidated for two months to December 2006 and an effective 20% holding in SIOC equity accounted for the same two month period. The 2007 financial year, however, has Eyesizwe fully consolidated and the effective 20% interest in SIOC equity accounted, for the entire 12-month period.
COMPARABLE SUPPLEMENTARY RESULTS
Comparable unaudited supplementary financial results together with physical information is additionally provided below for information purposes only, on the assumption that Exxaro had been created with effect from 1 January 2006.
Comments are for comparable purposes based on an analysis of the group`s audited financial results and physical information for the 12-month period to 31 December 2007 compared with the unaudited supplementary financial results and physical information compiled for the 12-month period to 31 December 2006.
Diversified South African-based resources group Exxaro Resources Limited (Exxaro) today reported revenue of R10,16 billion for the 12-month period ended 31 December 2007, an increase of 15%, while net operating profit increased by R183 million to R1,44 billion.
The group experienced strong demand at higher commodity prices despite the significant decrease in LME zinc prices in the last quarter of 2007. This, together with a stronger rand of R6,80 to the US dollar on 31 December 2007, resulted in revaluations of stock to net realisable value in the base metals and mineral sands businesses decreasing by R133 million compared to the end of 2006.
An average exchange rate of R7,26 to the US dollar was realised compared with R6,76 for the corresponding period in 2006. The significant strength of the Australian dollar to the US dollar (USD 0,83 to the AUD realised against USD 0,75 for 2006), however, impacted negatively on the financial results of the mineral sands operations in Australia.
EARNINGS
Attributable earnings for the period are R1,43 billion (418 cents per share) representing a 48% increase on the comparable 2006 attributable

earnings of R962 million (307 cents per share). This includes Exxaro`s 20% interest in the after-tax profits of SIOC amounting to R746 million, some R148 million higher than for the comparable period.
Headline earnings increased from R893 million to R1,45 billion with headline earnings per share 49% higher at 425 cents compared with 285 cents for the comparable corresponding period.

CASH FLOW

Cash retained from operations of R2,31 billion was mainly applied to taxation payments of R461 million, capital expenditure of R1,29 billion (consisting of R727 million invested in new capacity and R569 million in sustaining and environmental capital), an investment of R239 million in the Richards Bay Coal Terminal (RBCT) to secure 2,5Mtpa export entitlement, and the interim dividend payment of R211 million or 60 cents per share in September 2007. The group had a net cash inflow of R388 million for the financial year.
After accounting for the net surplus of R91 million on the repurchase of 10 million shares from Anglo South Africa Capital (Pty) Ltd and the market placement of the same number of new shares, as well as a dividend inflow of R373 million from SIOC, cash and cash equivalents increased by R502 million before the repayment of borrowings.
Net debt of R921 million at 31 December 2006 accordingly decreased to R483 million at a net debt to equity ratio of 5% on 31 December 2007. Net debt will increase by the payment commitment of R2,35 billion, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

SAFETY, HEALTH AND ENVIRONMENT

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification and safe behaviour by individuals. Despite excellent safety achievements at several operations, regrettably four on-mine fatalities and one public road fatality were suffered during the period under review. The average lost time injury frequency rate (LTIFR) per 200 000 man-hours worked for the reporting period, however, improved to 0,36 compared to 0,42 for the corresponding period in 2006.
Nine of the group`s 12 operations have achieved both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all business units fully compliant with both certifications by December 2008.
In response to the growing global threat of climate change, Exxaro has developed a clean energy strategy as a dedicated response measure. Through this initiative Exxaro will align all of its energy-related activities to South Africa`s Climate Change Response Strategy, with a key output for 2008 being the company-wide carbon footprint. This footprint will serve as a baseline against which our energy efficiency progress will be measured, monitored, and improved.
The implementation of HIV/Aids voluntary counselling and testing (VCT) and extension of anti-retroviral programmes to all of the group`s businesses is also progressing well with the majority of employees who tested HIV-positive enrolled on the disease management programme. Thirty percent of the workforce participated in the VCT programme by the end of 2007 and a renewed focus to encourage participation by employees in the programme and, where necessary, to enrol on the disease management programme, is planned for 2008.

POWER CONSTRAINTS

It is considered unlikely that future production at the coal mines will be affected by Eskom`s load shedding/rationing programme.  Most of the group`s coal operations supply some or all their production to Eskom`s power plants. However, both KZN Sands and Zincor have an agreement with the electricity utility which may result in some 10% of production being lost.
The group supports the initiative contemplated by Eskom to introduce stability into the power plant fleet and electricity transmission grid and

is committed to assist Eskom to find longer-term solutions in terms of additional coal supply, and consistency and quality of coal supply. Exxaro is also examining various alternatives with regard to the conservation and use of electricity throughout its operations.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to new-order rights in two phases. It is firstly progressing the applications which have been submitted for the conversion of the former Kumba Resources-associated rights, excluding iron ore. This will be followed by applications for the conversion of the former-Eyesizwe old order mining rights. The scheduled date for submission of the latter is April 2008.

Exxaro held a workshop with the Department of Minerals and Energy (DME) in July 2007 as part of the conversion process to clarify and progress the applications for new order mining rights. In addition to the conversion applications, Exxaro also lodged applications for new order mining rights for mineral sands deposits at Fairbreeze C Extension, Braeburn, UVS and Braeburn Extension close to its existing Hillendale mine in KwaZulu-Natal, and coal reserves at Tshikondeni Goni and Leeuwpan Extension. The outcome of the applications is awaited.

DIRECTORATE

Subsequent to year-end, Ms N Nyembezi-Heita has resigned from the Board with effect from 29 February 2008. The Board wishes to thank her for her services as director and Chairperson of the Transformation, Remuneration, Human Resources and Nomination Committee of the Board.

OUTLOOK

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk.

Strong local and export demand for coal products at increased prices linked to higher sales volumes from the current project developments coming on stream, is expected to increase the profit contribution from the group`s commercial coal operations. The results of the mineral sands business are likely to be adversely affected by the planned reline shut of Furnace 2 at Empangeni, a continued strong Australian dollar and the mining of lower grade mineral sands deposits. The current softer trend in zinc metal prices is expected to persist. Continued buoyant iron ore market conditions should benefit the group in respect of its equity interest in SIOC. A weaker Rand will positively impact on US dollar denominated revenue.

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk.

FINAL DIVIDEND

The directors have declared a final dividend, dividend number 10 of 100 cents per share in respect of the 2007 financial year. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 14 March 2008.

Ends

- View or download the full results announcement on www.exxaro.com
- See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities

Editor`s Note:

Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com

Enquiries:

Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

ADDENDUM 1:

OPERATIONAL HIGHLIGHTS

OPERATIONS

Coal

Production of power station coal was 353kt lower than the corresponding period in 2006 as reduced output at Matla and Arnot was only partially offset by increased production at the North Block Complex (NBC), Leeuwpan and Grootegeluk mines. Lower production at the Eskom-tied mines - Matla and Arnot - resulted from a delay in obtaining regulatory approval for a river diversion and from difficult geological conditions.

Coking coal production showed a marked increase of 466kt year-on-year due to improved performance at Tshikondeni as well as the successful ramp-up of the GG6 plant at the Grootegeluk mine.

Coal exports were 25% lower than in 2006 primarily due to Exxaro`s decision to close the underground mining operations during January 2007 at New Clydesdale Colliery (NCC) as a result of unsafe mining conditions. To mitigate the loss of production at NCC, commissioning of the Inyanda mine was fast-tracked and first run-of-mine coal was supplied to NCC for beneficiation four months after site establishment.

Leeuwpan mine`s reclaimer suffered a structural failure in September 2007 and is only expected to be repaired in the third quarter of 2008. Front-end loaders have been deployed to minimise the impact on sales.

Total sales to Eskom were 439kt lower year on year in line with the decrease in production. However, other domestic sales were significantly higher on the back of a 27% increase in semi-soft coking coal sales to Arcelor Mittal in line with increased demand.

Revenue increased by 15% to R5,09 billion. This was due to significantly higher free on rail export prices, increased selling prices to ArcelorMittal SA Limited (ArcelorMittal) based on higher international coking coal prices and stronger power station coal prices to Eskom.

Despite a lower operating income at the tied mines brought about by a non-recurring payment of R30 million from Eskom to Arnot for committed reserves in 2006, Exxaro Coal achieved a record net operating income of R885 million, 43% higher than in 2006. The higher revenue, the profitable turnaround at NBC and the savings realised from integrating the Eyesizwe and Kumba Coal corporate offices, offset inflationary pressures primarily in respect of labour and diesel costs.

Mineral Sands

KZN Sands

KZN Sands reported improved production results from both furnaces for the 2007 financial year in contrast with the negative impact that the Furnace 1 shut had on production in the same period in 2006. Titanium slag tapped was 35,6kt higher at an annual production record of 186,6kt. Increased slag throughput also boosted low manganese pig iron (LMPI) production. Ilmenite production was aligned with higher smelter feed requirements, resulting in 48kt more than in 2006.

Business improvement initiatives during the year focused on increasing smelter output at KZN Sands with Furnace 1 and Furnace 2 achieving cold feed capacity of 92kt (84%) and 94,6kt (86%) respectively.

The pre-heater was not introduced as planned due to instability in the furnaces, exacerbated by Eskom`s power supply shortages in the last quarter of the year. KZN Sands will undertake a review in 2008 of the current furnace hearth technology in use at the operation with the objective to improve the performance of the furnaces.

Zircon and rutile production declined due to lower mineral grades in the area mined during the review period.

Revenue was R167 million higher due to increased chloride slag and LMPI sales. Net operating loss increased by R43 million which includes a R45 million write-down of the crude ilmenite stockpile from cost to net realisable value due to the stronger rand at the end of the financial year.

Furnace 2 is due for a scheduled maintenance shut in the latter part of 2008 which will result in less slag and LMPI production in 2008 when compared to the 2007 financial year.

The average minerals sands in -situ grade at the Hillendale mine nearing the end of its life is expected to be lower in 2008 until the mining and development of the Fairbreeze and Braeburn deposits can commence upon obtaining the mining rights.

Australia Sands

Revenue increased by 14% primarily as a result of substantially higher synthetic rutile sales due to successful treatment of the ilmenite stockpile and the rollover of 2006 sales following the unplanned shut of the kiln for repairs and preventative maintenance in 2006.

Record pigment production was maintained during the period due to continuous de-bottlenecking of the pigment plant and business improvement initiatives. Zircon and rutile volumes were sustained as initiatives to increase recoveries were offset by reduced feed into the dry mill, in turn caused by lower mining grades resulting in reduced concentrate production.

A planned five-week shut for the synthetic rutile plant was successfully completed on schedule in July 2007. The benefits of the shut led to increased synthetic rutile production. A successful two-week shut was also completed at the Cooljarloo mine and included the replacement of the outer shell of the floating feed preparation unit.

Net operating profit, however, decreased substantially as the Australian dollar strengthened by more than 20% against the US dollar to a 23-year high and continued cost increases in energy consumables were not fully offset by modest price increases for zircon and pigment.

The 2008 mining plan indicates mining of a lower grade area for most of the year. This is expected to result in marginally lower heavy minerals concentrate production.

Base Metals

Production of zinc concentrate at the Rosh Pinah mine of 95kt was 9% lower than the equivalent period in 2006 attributable to floods in the early part of the year in southern Namibia, industrial action at the mine in the second half of the year as well as stoppages due to equipment and plant failure. This also had a negative effect on lead production.

Production volumes at the Zincor refinery increased from 90kt in 2006 to 101kt in 2007 underpinned by the improved quality of imported zinc concentrates and plant performance which in turn positively impacted on zinc recoveries of up to almost 92%. Zincor successfully completed a rebuild of the no. 4 roaster similar to roaster no. 3 that was rebuilt in the second half of 2006, resulting in a marked improvement in the roaster throughput in the plant.

Similar to 2007, capital expenditure in 2008 at both Rosh Pinah and Zincor will focus on the replacement of mining and plant equipment including the rebuild of the two small roasters and the realignment and major maintenance of the cell house at Zincor.

Revenue increased by 15% to R2,73 billion with an operating margin of 25% as a result of a 2% increase in the average rand zinc price for the year to R22 824 per tonne compared to R22 311 per tonne in 2006. This was partially offset by inflationary production cost increases, and a write-down to net realisable value of zinc stocks in the amount of R88 million resulting from the decline in LME zinc prices converted to rand terms, at the end of the reporting year.

Production ramp-up from 50ktpa to 110ktpa at the Chifeng refinery has reached 80% of design capacity at year-end. Exxaro has an effective 22% interest in the expanded operation. The significant decline in demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in prices at year end combined with the higher operating expenditure during the ramp-up phase, resulted in Exxaro`s equity accounted interest reducing from a profit of R40 million in 2006 to a loss of R18 million in 2007.

Completion of the transaction to divest a 43,8% interest in Rosh Pinah Zinc Corporation (Pty) Limited ("Rosh Pinah") to Namibian shareholder groupings is targeted for the first half of 2008, effectively reducing Exxaro`s shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine in terms of a management agreement.

A total of 13kt representing 30% of Rosh Pinah`s projected lead sales up to June 2010 were hedged at forward prices ranging from US$1 700 to US$940 per tonne to accommodate the stand-alone funding structure arranged for the divestment. A further 30% of an intended 60% of the projected zinc sales up to mid 2011 were hedged subsequent to year-end at prices ranging from US$2 098 to US$2 435 per tonne.

Industrial Minerals

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating income declined at the Glen Douglas mine by R3 million as a result of higher maintenance expenditure and lower off-take of higher premium metallurgical dolomite products by Arcelor Mittal.

ADDENDUM 2:

GROWTH OPPORTUNITIES

Coal

Ramp-up of the GG6 project has reached 90% of the design capacity of 750 ktpa. In addition to supplementing semi-soft coking coal to ArcelorMittal`s South African coking plants, the project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom`s new 2 400MW Medupi power station consisting of three generating units adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from the Grootegeluk mine to the new power station to 14,6Mtpa.

Capital expenditure on the char project for the production of char for the ferro-alloy industry from a four retort facility at the Grootegeluk mine ramping up to 160ktpa in 2008, has been revised to R320 million from R296 million due to contractor skills shortages and scope changes.

The completion of the feasibility study to investigate the viability of a market coke plant has been extended to 2008 to allow for more test work on the coking characteristics of the process. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

In May 2007 Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process in addition to the existing 0,8Mtpa entitlement. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited for R212 million, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Construction of the beneficiation plant at Inyanda is progressing well with hot commissioning planned for the second quarter of 2008. The R269 million Inyanda coal mine will produce up to 1,5Mtpa of product.

The capital cost of the Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to be approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to the washing plant delivered in January 2008 and ramp-up to full capacity expected in seven months.

Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom is targeted for 2008 on receipt of environmental approvals. The feasibility study on the project has been completed and mining authorisation was received. In addition, expanded production of up to 2,4Mtpa from the Blesbok product at Belfast is currently underway to meet the increased demand for power station coal.

In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia is progressing according to schedule. Exploration in 2008 will focus on geophysical work to delineate potential long-wall mining resources. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.

The Board has approved the development of the Diepspruit reserve at NCC with implementation planned for the third quarter of 2008 subject to regulatory approvals. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC to supply the export market.

Minerals sands

The start of construction of the Fairbreeze mine, south of KZN Sands` existing Hillendale mine in KwaZulu-Natal, has been delayed to October 2008 subject to the approval of mining rights. The water-use licence has been approved and production is planned to start in July 2010.

Feasibility studies on the Port Durnford project, located to the immediate south-west of Hillendale mine, are on track for completion by December 2008. The project, if viable, could potentially supply the current KZN Sands furnaces for over 25 years.

The Toliara Sands project in south-western Madagascar comprises two exploration areas, Ranob and Monombo-Marombe. Hand-auger drilling in the Monombo-Marombe area indicates resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. Further exploration drilling in this area is planned for 2008. Completion of the feasibility study for the Ranobe deposit is targeted for the end of 2008.

The feasibility study on the pigment plant expansion to 160ktpa at the Tiwest Kwinana facility was completed in the last quarter of 2007. A decision on implementation by Exxaro and its joint venture partner, Tronox Inc., is planned for the first half of 2008.

Bankable feasibility studies on the Dongara project, which forms part of the Tiwest joint venture, are ongoing. With a 20Mt reserve and 10% heavy minerals, the project will provide supplementary feedstock for Tiwest`s mineral separation plant and synthetic rutile facility. As a result of increased life expectancy at the Tiwest dry mine at Cooljarloo, production at Dongara is planned to start in early 2011.

Base Metals

A feasibility study is currently being undertaken on the further expansion of the Chifeng refinery with a capacity increase in the order of 130kt. The outcome of this study is expected to be completed by mid 2008 after which Exxaro will review its participation in the expanded operation.

Alloystream

The Furnace 1 feasibility study of the AlloyStream technology, which allows for the demonstration of this furnace`s beneficiation of manganese ore, is planned for completion during the second half of 2008. The AlloyStream technology could also lend itself to the production of ferro-nickel for which test work and pilot campaigns are planned for 2008.

Ends

Date: 21/02/2008 07:01:01 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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END